Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
                                       of
                             Seer Technologies, Inc.
                                       at
                               $0.35 Net Per Share
                                       by
                              Level 8 Systems, Inc.


            THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, MARCH 2, 1999, UNLESS EXTENDED.

                                    IMPORTANT

         Any stockholder wishing to tender all or any portion of his shares of common stock, $.01 par value ("Shares") of Seer Technologies, Inc., should either (a) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal and mail or deliver it and any other required documents to the Depositary and either deliver the certificates for the Shares to the Depositary along with the Letter of Transmittal or tender the Shares pursuant to the procedure for book-entry transfer set forth in "The Tender Offer -- Procedures for Tendering Shares," or
(b) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. A stockholder who has Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact the broker, dealer, commercial bank, trust company or other nominee, if he wishes to tender those Shares.

         Any stockholder wishing to tender Shares and whose certificates for those Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender those Shares by following the procedure for guaranteed delivery set forth in "The Tender Offer -- Procedures for Tendering Shares."

         Questions and requests for assistance or for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to Beacon Hill Partners, Inc., the Information Agent, at the address and telephone number set forth on the back cover of this Offer to Purchase. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                  --------------------------------------------


THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT, ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                  --------------------------------------------


February 1, 1999

                                TABLE OF CONTENTS


                                                                            Page


INTRODUCTION...................................................................1

SPECIAL FACTORS................................................................2
     Background of the Transaction.............................................2
     Position of the Company's Board of Directors..............................4
     Fairness of the Offer and the Merger......................................4
     Purpose and Structure of the Transaction; Plans for the Company...........5
     Interests of Certain Persons in the Offer and the Merger..................5
     The Acquisition Agreement.................................................6
     Financing of the Offer and the Merger.....................................8
     Appraisal Rights..........................................................8
     Certain Tax Consequences..................................................8

THE TENDER OFFER...............................................................9
     Terms of the Offer........................................................9
     Acceptance for Payment and Payment.......................................10
     Procedures for Tendering Shares..........................................11
     Withdrawal Rights........................................................13
     Price Range of Shares; Dividends.........................................13
     Effect of the Offer on the Market for the Shares;
          Exchange Act Registration...........................................14
     Certain Information Concerning the Company...............................15
     Certain Information Concerning the Purchaser.............................19
     Conditions to the Offer..................................................20
     Certain Legal Matters....................................................21
     Fees and Expenses........................................................22
     Miscellaneous............................................................23

SCHEDULE 1 --  Certain Information Regarding Seer Technologies, Inc.

SCHEDULE 2 --  Certain Information Regarding Level 8 Systems, Inc.
               and Liraz Systems Ltd.

EXHIBIT 1  --  Agreement dated November 23, 1998 between Level 8 Systems,  Inc., on the one hand, and Welsh Carson Anderson & Stowe VI, L.P. ("WCAS VI") and certain parties affiliated or associated with WCAS VI

EXHIBIT 2  --  Consolidated Financial Statements of Seer Technologies, Inc.

To the Holders of Common Stock of
Seer Technologies, Inc.


                                  INTRODUCTION

          Level 8 Systems, Inc. (the "Purchaser"), a New York corporation, hereby offers to purchase all outstanding shares of common stock, $.01 par value ("Shares"), of Seer Technologies, Inc. (the "Company"), a Delaware corporation, at $0.35 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Tendering stockholders will not be obligated to pay brokerage commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. The Purchaser will pay all charges and expenses of Beacon Hill Partners, Inc., which is acting as the Information Agent (the "Information Agent"), and American Stock Transfer and Trust Company, which is acting as the Depositary (the "Depositary"), in connection with the Offer. See "The Tender Offer--Fees and Expenses."

         The Offer is being made pursuant to an agreement dated November 23, 1998 (the "Acquisition Agreement") between the Purchaser, on the one hand, and Welsh Carson Anderson & Stowe VI, L.P. ("WCAS VI") and certain parties affiliated or associated with WCAS VI (collectively, the "WCAS Parties"). Pursuant to the Acquisition Agreement, on December 31, 1998, the Purchaser issued to the WCAS Parties an aggregate of 1,000,000 shares of the Purchaser's common stock (the "Purchaser Shares") and warrants to purchase an additional 250,000 Purchaser Shares for $12.00 a share (the "Purchaser Warrants"), and the WCAS Parties (a) transferred to the Purchaser an aggregate of 7,130,894 Shares and all the outstanding shares of preferred stock of the Company, which are convertible into an aggregate of 3,856,258 Shares, and (b) contributed an aggregate of $16.9 million of additional capital to the Company. As a consequence, the Purchaser currently owns approximately 69% of the outstanding voting stock of the Company. The aggregate market value of the Purchaser Shares issued to the WCAS Parties was $6,625,000 on November 20, 1998, the last trading day before the execution of the Acquisition Agreement, and $9,687,500 on December 31, 1998, the date of the closing of the acquisition under the Acquisition Agreement, in each case based on the closing sale price of the Purchaser Shares on the Nasdaq National Market. (The closing sale price of the Purchaser Shares on the Nasdaq National Market was $6.625 a share on November 20, 1998 (the last trading day before the execution of the Acquisition Agreement), and $9.6875 a share on December 31, 1998, compared with the $12.00 a share exercise price under the Purchaser Warrants.)

         In accordance with the Acquisition Agreement, as soon as practicable after the completion of the Offer, the Purchaser will cause each outstanding Share, other than Shares held in the Company's treasury or by the Purchaser and other than Shares ("Dissenting Shares") held by stockholders who properly exercise appraisal rights under the Delaware General Corporation Law (the
"DGCL"), to be converted into the right to receive $0.35 per Share, in cash, through a merger of a wholly-owned subsidiary of the Purchaser into the Company (the "Merger"). As a result, the Purchaser, directly or through one or more subsidiaries, will own all the outstanding Shares. See "Special Factors--The Acquisition Agreement" for a description of the Acquisition Agreement.

         The Company's Board of Directors has expressed no opinion and has made no recommendation as to whether stockholders should tender their Shares in the Offer because of certain actual and potential conflicts of interest. To the best of the knowledge of the Purchaser, however, each of the Company's executive officers, directors and affiliates (other than the Purchaser) intends to tender the Shares he or she owns.

         Regardless of how many Shares are purchased in the Offer, the Purchaser has sufficient voting power to approve the Merger contemplated by the Acquisition Agreement, without the approval of any other stockholders of the Company. A separate affirmative vote of a majority of unaffiliated stockholders of the Company is not required for approval of the Merger.

         The Company has furnished the Purchaser with the information in this Offer to Purchase concerning the deliberations of the Company's Board of Directors in connection with the Offer and the Merger. The Purchaser takes no responsibility for the accuracy or completeness of that information.

         Stockholders are urged to read this Offer to Purchase carefully before deciding whether to tender their Shares.


                                 SPECIAL FACTORS

Background of the Transaction

         The Company is one of the software industry's earliest pioneers and a long-time leader in software application development tools. In recent periods, however, the Company's revenue began to decline; from fiscal year 1997 to fiscal year 1998, revenue decreased 38%, primarily as a result of an 80% decrease in software products revenue. The Company has financed its net cash outflows in recent years (i.e., $40.5 million in fiscal year 1996, $15.2 million in fiscal year 1997 and $24.3 million in fiscal year 1998), in part, through borrowings, which were guaranteed in part by the WCAS Parties, and issuances of shares of the Company's preferred stock to the WCAS Parties for $17.5 million.

         In response to the Company's declining revenue and increasing need for capital, the Company and WCAS VI began to explore strategic alternatives, including strategic alternatives involving equity investments or business combinations involving the Company.

         In December 1997, the Company engaged BT Alex. Brown Incorporated ("BT Alex. Brown") to assist in exploring strategic alternatives for the Company, and, in particular, to seek a potential merger partner or buyer for the Company. BT Alex. Brown identified and contacted approximately a dozen companies, three of which expressed preliminary interest in pursuing a transaction. These parties commenced a due diligence review of the Company and its operations in early 1998. Only one of these parties, however, ultimately expressed an interest in making an offer to the Company. This party indicated that the only offer it would consider making would be conditioned on WCAS VI and its affiliates providing the Company additional equity and other financial support. In late March 1998, WCAS VI indicated it was not prepared to provide such equity and support, and no transaction with this party was further pursued.

         In early May 1998, senior management of the Purchaser first learned about the Company, and the possibility of acquiring the Company, through discussions with an employee of the Purchaser who formerly had been an employee of the Company. Thereafter, Arie Kilman, the chief executive officer and chairman of the board of the Purchaser, met with Steven Dmiszewicki, the Company's co-president and chief financial officer. At the meeting, Mr. Kilman received basic information about the Company.

         On May 26, 1998, personnel of the Purchaser and Ted Venema, the Company's co-president and chief technology officer, exchanged information concerning the Company's and the Purchaser's technologies. On June 16, 1998, the Purchaser's technology personnel and Messrs. Dmiszewicki and Venema had additional discussions about technology issues.

         On July 13, 1998, representatives of the Purchaser and WCAS VI, which at the time owned a majority of the outstanding and issuable Shares, met to discuss the Purchaser's possible acquisition of the Company. At that meeting, the Purchaser expressed interest in acquiring the Company. Robert A. Minicucci, a principal of WCAS VI and Chairman of the Board of Directors of the Company, suggested the Purchaser perform a due diligence examination of the Company and submit an offer for consideration. Later in the day, Mr. Kilman and Lenny Recanati, a director of the Purchaser, met with Mr. Dmiszewicki to discuss the possible acquisition and the due diligence process. From late July through early August 1998, representatives of the Purchaser, including an outside technology consultant, reviewed the business and operations of the Company.

         On August 10, 1998, Mr. Kilman submitted an acquisition proposal. The proposal contemplated that the WCAS Parties acquire the outstanding Shares they did not already own, and, upon a contribution of $10 million to the Company's capital by the WCAS Parties and a contribution of $30 million to the Company's capital by the Purchaser, the Purchaser and the WCAS Parties would own 60% and 40%, respectively, of the equity in the Company. The proposal was rejected.

         In September 1998, Mr. Kilman, who believed the Purchaser's discussions with the Company had ended, introduced Messrs. Dmiszewicki and Minicucci to another unaffiliated party, whom Mr. Kilman believed might have an interest in pursuing a transaction with the Company. After two introductory meetings, neither Mr. Kilman nor any other representative of the Purchaser or its affiliates participated in discussions among that unaffiliated party, the Company and WCAS VI. From late October through early November 1998, the Company explored a potential transaction with that party, who engaged in a due diligence review of the Company's business and operations. Over the course of its due diligence review, that party progressively lowered the price that it indicated it would offer and indicated that any proposal would be conditioned on substantial concessions by the Company's lenders. In early November, that party proposed a transaction that did not provide for any payments to holders of the Company's common stock. Based on the foregoing, the Company's Board of Directors believed it was unlikely that a transaction could be completed with that party and discussions were discontinued.

         Following Mr. Kilman's introduction of Messrs. Dmiszewicki and Minicucci to the unaffiliated party referred to above, Mr. Kilman and Mr. Dmiszewicki renewed their discussions regarding the Purchaser's possible acquisition of the Company, and, on November 2, 1998, Mr. Kilman met with a representative of Greyrock Capital, the Company's principal lender, to discuss the Company's financing. Later that day, Messrs. Kilman and Recanati had further discussions with Mr. Minicucci concerning the possible acquisition.

         From late October through early November 1998, the Company also explored a potential transaction with another unaffiliated party, who also engaged in a due diligence review of the Company's business and operations. In early November, that party proposed a transaction that did not provide for any payments to holders of the Company's common stock, and discussions with that party were abandoned.

         On November 4, 1998, Mr. Kilman and the Purchaser's chief financial officer held further discussions with a representative of Greyrock Capital to discuss the Company's financing.

         After a number of discussions between representatives of the Purchaser and representatives of the WCAS Parties, in mid-November 1998 the parties agreed on the basic terms reflected in the Acquisition Agreement. Discussions over the detailed terms of the Acquisition Agreement continued, until the final Acquisition Agreement was approved and signed on or about November 23, 1998.

Position of the Company's Board of Directors

         The Company's Board of Directors has neither approved nor disapproved the Acquisition Agreement, the Offer or the Merger. The Company is not a party to the Acquisition Agreement and, therefore, Board approval of the Acquisition Agreement was neither required nor appropriate. Three of the six members of the Company's Board of Directors are general partners of WCAS VI: Mr. Minicucci, Chairman of the Board of Directors, Bruce K. Anderson and Anthony J. de Nicola. In addition, the WCAS Parties effectively had the power to direct the election of the entire Board of Directors as a result of their beneficial ownership of approximately 69% of the outstanding voting stock of the Company. As discussed under "Interest of Certain Persons in the Offer and the Merger" below, the WCAS Parties and their designees on the Company's Board of Directors have certain actual and potential conflicts of interest with respect to the Offer and the Merger. Because of such conflicts of interest, the Company's Board of Directors believes that any recommendation by the Company's Board of Directors may not be meaningful to stockholders. For this reason, the Company's Board of Directors has expressed no opinion and has made no recommendation as to whether stockholders should tender their Shares in the Offer. Stockholders should exercise their own judgment, based on the advice of their own financial and legal advisors, in evaluating the Offer. The Purchaser has sufficient voting power to approve the Merger, whether or not any Shares are purchased in the Offer.


Fairness of the Offer and the Merger

         The Purchaser regards the acquisition of the Company as an attractive investment opportunity because it believes the Company's future business prospects may be favorable, and the anticipated combination will afford each of the parties additional technological resources and products, will afford the Purchaser additional sales and marketing and administrative resources and will afford the Company additional financial resources.

         Based, in part, on the following factors, the Purchaser concluded that the consideration to be paid to the Company's stockholders in the Offer and the Merger is fair to the Company's stockholders. The Purchaser did not find it practicable to quantify or otherwise attach relative weights to the specific factors.

         (a) The $0.35 per Share Offer represented approximately 117% of the average of the closing bid prices of the Shares quoted on the over-the-counter bulletin board (the "OTC Bulletin Board") during the five trading-day period ended on November 23, 1998, the day before the public announcement of the transaction.

         (b) During approximately the five weeks between the time the proposed acquisition was first publicly announced and the completion of the acquisition of the WCAS Parties' securities on December 31, 1998, no inquiries or proposals regarding the Company were received from third parties.

         (c) The aggregate market value of the Purchaser Shares issued to the WCAS Parties was $6,625,000 on November 20, 1998, the last trading day before the execution of the Acquisition Agreement, and $9,687,500 on December 31, 1998, the date of the closing of the acquisition under the Acquisition Agreement, in each case based on the closing sale price of the Purchaser Shares on the Nasdaq National Market. (The closing sale price of the Purchaser Shares on the Nasdaq National Market was $6.625 a share on November 20, 1998 (the last trading day before the execution of the Acquisition agreement) and $9.6875 a share on December 31, 1998, compared with the $12.00 a share exercise price under the Purchaser Warrants.) Such amounts are materially less than the additional $16.9 million capital contribution the WCAS Parties made to the Company pursuant to the Acquisition Agreement and the $17.5 million liquidation preference of the Company's preferred stock owned by the WCAS Parties. Accordingly, the

Purchaser believes the value of the securities issued to the WCAS Parties that should properly be allocated to the WCAS Parties' Shares is nominal and, in any event, less than the $0.35 a Share being offered in the Offer.

         (d) The Acquisition Agreement did not preclude the Company's Board of Directors, in the exercise of its fiduciary obligations under applicable law, from furnishing information to or participating in negotiations with persons making proposals to acquire the Company.

         (e) In the absence of the transactions contemplated by the Acquisition Agreement, including the Offer, the Company could be required to reorganize or pursue an alternative financing transaction or business combination that would substantially reduce or eliminate the value of the Shares.


Purpose and Structure of the Transaction; Plans for the Company

         The purpose of the Offer and the Merger is for the Purchaser to acquire all the capital stock of the Company. As a consequence of the Offer and the Merger, the Purchaser's beneficial ownership of the Shares will increase from 69% to 100%.

         Following the completion of the Offer, the Purchaser intends to acquire any remaining capital stock of the Company not then owned by it or its subsidiaries by consummating the Merger. The acquisition of all the capital stock of the Company has been structured as a cash tender offer followed by a cash merger in order to provide a prompt and orderly transfer of ownership of the Company from the public stockholders to the Purchaser and to provide stockholders with cash for all their Shares.

          Following the Offer and the Merger, the Purchaser intends that the Company's current management, under the direction of the Purchaser's Board of Directors, continue to manage the Company as an ongoing business in the same general manner as it is now being conducted. Except as otherwise described in this Offer to Purchase, the Purchaser does not have any present plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of any operations of the Company, or a sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, or any changes in the Company's present capitalization or any other change in the Company's corporate structure or business or the composition of its management. However, the Purchaser will be reviewing additional information about the Company and, upon completion of such review, may propose or develop additional or new plans or proposals or may propose the acquisition or disposition of assets or other changes in the Company's business, corporate structure, capitalization, management or dividend policy it considers to be in the best interests of the Company and its stockholders.


Interests of Certain Persons in the Offer and the Merger

         The negotiation of the Acquisition Agreement may have presented the WCAS Parties with conflicts of interest between themselves and the other stockholders of the Company, who had no role in the negotiation of the terms of this Offer. In considering the Offer and the Merger, stockholders should be aware that, in exchange for 7,130,894 Shares, shares of preferred stock of the Company having a $17.5 million liquidation preference and an agreement to contribute to the Company's capital up to $17.0 million, the WCAS Parties have received consideration different from the consideration other stockholders will receive in the Offer and the Merger. The aggregate market value of the Purchaser Shares issued to the WCAS Parties was $6,625,000 on November 20, 1998, the last trading day before the execution of the Acquisition Agreement, and $9,687,500 on December 31, 1998, the date of the closing of the acquisition under the

Acquisition Agreement, in each case based on the closing sale price of the Purchaser Shares on the Nasdaq National Market. Such amounts are materially less than the additional $16.9 million capital contribution the WCAS Parties made to the Company pursuant to the Acquisition Agreement and the $17.5 million liquidation preference of the Company's preferred stock then owned by the WCAS Parties and the value of the right of subrogation the WCAS Parties would have against the Company by virtue of the $16.9 million payment the WCAS Parties made pursuant to their guarantee of the Company's indebtedness. The WCAS Parties also have received a general release of all liabilities they had for any obligations to the Company's principal bank lender in respect of the Company's indebtedness.

         Since the voting stock of the Company held by the WCAS Parties was exchanged for Purchaser Shares and Purchaser Warrants, the WCAS Parties have the opportunity to participate in the continued growth of the combined company. Other stockholders of the Company will receive $0.35 per Share in cash in the Offer or the Merger, but will not participate in the future growth of the combined company.

         Through December 31, 1998, the WCAS Parties had guaranteed the Company's obligations under a $17.0 million bank credit facility and a $0.5 million foreign exchange line of credit. In connection with the transactions under the Acquisition Agreement, on December 31, 1998, the WCAS Parties made a $16.9 million capital contribution to the Company, which was used to pay off and terminate the Company's guaranteed credit facility and the WCAS Parties were released from all liabilities and obligations to the lender in connection with the credit facility.

         Steven Dmiszewicki, the co-president and chief financial officer of the Company, has become the chief operating officer of the Purchaser. Mr. Dmiszewicki will receive a base salary at the rate of $200,000 a year, and will be eligible to receive a bonus of up to 100% of base salary in 1999. The Purchaser also has granted Mr. Dmiszewicki options to purchase 200,000 Purchaser Shares.

         In connection with the transactions contemplated by the Acquisition Agreement, Ted Venema resigned as the Company's co-president and chief technology officer effective January 1, 1999. The Company has agreed to pay Mr. Venema $13,750 a month as severance for one year. In addition, Mr. Venema has agreed to consult with the Company to assist in the transition for up to six months for a $12,000 a month consulting fee.

         The Board of Directors of the Purchaser will consider a payment of a $90,000 bonus to Mr. Kilman upon completion of the Offer and the Merger.

         In connection with the acquisition of the Company, the Purchaser is reviewing its compensation and benefits programs and anticipates implementing revised equity incentive compensation and employee benefits programs.

         For a description of rights of indemnification in favor of the directors, officers, employees, fiduciaries or agents of the Company and its subsidiaries, see "The Acquisition Agreement" below


The Acquisition Agreement

         The following is a summary of all the material provisions of the Acquisition Agreement, a copy of which (excluding exhibits and schedules, which are included in the Purchaser's Report on Form 8-K dated January 15, 1999 filed with the Securities and Exchange Commission) is attached as exhibit 1. This summary is subject to, and qualified in its entirety by reference to, the provisions of the Acquisition Agreement.

         The Exchange. Pursuant to the Acquisition Agreement, on December 31, 1998, the Purchaser issued to the WCAS Parties an aggregate of 1,000,000 Purchaser Shares and 250,000 Purchaser Warrants in exchange for (a) 7,130,894 Shares, (b) all the outstanding shares of preferred stock of the Company, which are convertible into an aggregate of 3,856,258 Shares, and (c) the contribution by the WCAS Parties to the Company's capital of approximately $16.9 million. As a consequence, the Purchaser currently owns approximately 69% of the outstanding voting stock of the Company.

         The Offer. The Acquisition Agreement provides for the Offer. Subject to the terms of the Offer, the Purchaser will accept for payment all Shares that have been validly tendered and not withdrawn pursuant to the Offer at the earliest time that all the conditions to the Offer shall have been satisfied or waived by the Purchaser. The obligations of the Purchaser to commence the Offer and accept for payment (and purchase) any Shares are subject to the satisfaction or waiver of certain conditions listed in "The Tender Offer--Conditions to the Offer." The conditions cannot be amended without the consent of the WCAS Parties.

         The Merger. The Acquisition Agreement provides that, as promptly as practicable after the completion of the Offer, the Purchaser will acquire through the Merger all the outstanding Shares (other than Shares previously acquired) for $0.35 a Share, in cash.

         Because the Purchaser holds a majority of the outstanding Shares, the Purchaser will be permitted under the DGCL to approve the Merger without the approval of any other stockholders of the Company.

         Other Agreements of the WCAS Parties and the Purchaser. The WCAS Parties agreed that, prior to the closing of the acquisition of their securities by the Purchaser or, if earlier, the termination of the Acquisition Agreement, they would not, and would use their reasonable efforts not to permit their officers, directors or other agents, directly or indirectly, to (a) solicit, initiate, encourage, accept or agree to any Acquisition Proposal (as defined below), or (b) engage in negotiations with any person or entity that may be considering making, or has made, an Acquisition Proposal, or (c) disclose any non-public information relating to the Company or afford access to the assets, books or records of the Company to any person or entity that may be considering making, or has made, an Acquisition Proposal. The term "Acquisition Proposal" means any offer or proposal for, or any indication of interest in, any merger or other business combination involving the Company, or the acquisition of any equity interest in, or any material portion of the assets of, the Company, other than the transactions contemplated in the Acquisition Agreement.

         The WCAS Parties further agreed that, prior to January 1, 2001: (a) at any meeting of stockholders of the Purchaser, each WCAS Party will grant a proxy to an individual named by the Purchaser from time to time to vote all that WCAS Party's Purchaser Shares acquired through the Acquisition Agreement as the Purchaser may request; and (b) subject to limited exceptions, no WCAS Party may transfer any Purchaser Shares acquired through the Acquisition Agreement without the prior written consent of the Purchaser.

         Pursuant to the Acquisition Agreement, the Purchaser provided the Company with $12.0 million in the form of a long-term loan, and has agreed to guarantee certain of the Company's indebtedness. The proceeds of the $12.0 million loan and the WCAS Parties' contribution to the Company's capital of $16.9 million have been used to reduce the Company's bank indebtedness. The Purchaser has agreed to fund the Company's operations through January 15, 2000.

         The Purchaser also has agreed that, for a period of up to two years, it will not engage in any transactions with its parent company or any of its parent company's affiliates on terms less favorable to the Purchaser than the terms on which an unaffiliated third party would engage in such transactions.

         Fees and Expenses. The WCAS Parties and the Purchaser have agreed to bear their own respective expenses in connection with the Acquisition Agreement and all obligations to be performed under the Acquisition Agreement, including all sales, stock transfer and other similar taxes and fees in respect of the transfer of securities by each of them, except that the Company will bear up to $75,000 of the expenses of the WCAS Parties in connection with their obligations to be performed under the Acquisition Agreement.

         Indemnification. The Purchaser has agreed that all rights to indemnification and exculpation existing in favor of the directors, officers, employees and agents of the Company provided in its charter or by-laws or otherwise in effect as of the closing of the acquisition from the WCAS Parties under the Acquisition Agreement will continue for six years. The Acquisition
Agreement also provides that, for six years, the Purchaser will cause to be maintained directors' and officers' liability insurance for directors, officers, employees and agents of the Company providing coverage no less favorable than the coverage in effect at the closing under the Acquisition Agreement for the Purchaser's own directors and officers.


Financing of the Offer and the Merger

         Approximately $1.7 million will be required to fund the purchase price to be paid in the Offer and the Merger. The Purchaser expects to obtain these funds from its currently available cash and cash equivalents. See "The Acquisition Agreement" above.


Appraisal Rights

         No appraisal rights are available to stockholders in connection with the Offer. However, if the Merger is consummated, a stockholder will have certain rights under section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, that stockholder's Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any value arising from the Merger) required to be paid in cash to dissenting stockholders for their Shares. Any judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer.

         If a stockholder who demands appraisal under section 262 of the DGCL fails to perfect, or effectively withdraws or loses, his right to appraisal, as provided in the DGCL, the Shares of that stockholder will be converted into the Merger consideration. A stockholder may withdraw his demand for appraisal by delivering to the Purchaser a written withdrawal of such demand for appraisal and acceptance of the Merger.

         Failure to follow the steps required by section 262 of the DGCL for perfecting appraisal rights may result in the loss of those rights.


Certain Tax Consequences

         Federal Income Taxes. The receipt of cash for Shares in the Offer (or the Merger) will be a taxable transaction for federal income tax purposes under the Internal Revenue Code of 1986 (the "Code"), and also will likely be a taxable transaction under applicable state, local and other tax laws.

         In general, a stockholder will recognize gain or loss equal to the difference between the tax basis of the Shares he sold and the amount of cash received in exchange therefor. The gain or loss will be capital gain or loss, if the Shares are capital assets in the hands of the stockholder. If a stockholder owns more than one block of Shares (with differing bases or holding periods), then, for purposes of determining gain or loss, the consideration received must be allocated ratably among the blocks of Shares in the proportion that the number of Shares in a particular block bears to the total number of Shares held by the stockholder.

         The federal income tax discussion set forth above is included for general information only. The foregoing discussion may not apply to stockholders who are not citizens or residents of the United States or who are otherwise subject to special tax treatment under the Code. Due to the individual nature of tax consequences, each stockholder is urged to consult a tax advisor with respect to the tax consequences of the Offer, including the effects of applicable state, local or other tax laws.


                                THE TENDER OFFER

Terms of the Offer

         Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares that are validly tendered on or prior to the Expiration Date (as defined below) and not withdrawn in accordance with "Withdrawal Rights" below. The term "Expiration Date" means 5:00 P.M., New York City time, on Tuesday, March 2, 1999, unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire. The Purchaser will accept for payment Shares that have been validly tendered and not withdrawn pursuant to the Offer at the time that all conditions to the Offer shall have been satisfied or waived by the Purchaser.

         The Purchaser will not decrease the amount or change the form of consideration payable in the Offer or decrease the number of shares sought pursuant to the Offer, change the conditions of the Offer or impose any additional conditions of the Offer, without the prior written consent of the WCAS Parties. See "Conditions to the Offer" below.

         If the Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and those Shares may not be withdrawn, except to the extent tendering stockholders are entitled to withdrawal rights as described in "Withdrawal Rights" below. However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1 under the Securities Exchange Act of 1934 (the "Exchange Act"), which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

         If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changed. With respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is generally required to allow for adequate dissemination to stockholders and investor response. As used in this Offer to Purchase, the term "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

         The Company has provided to the Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.


Acceptance for Payment and Payment

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is amended, the terms and conditions of any amendment), the Purchaser will purchase, by accepting for payment, and will pay for all Shares validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with "Withdrawal Rights" below) promptly after the Expiration Date. The Purchaser reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law. See "Conditions to the Offer" below. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for the Shares, or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of the Shares into the Depositary's account at The Depository Trust Company, the Midwest Securities Trust Company or the Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in "Procedures for Tendering Shares" below, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

         For purposes of the Offer, the Purchaser will be deemed to have accepted for payment (and thereby purchased) tendered Shares, if, as and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of the Shares for payment pursuant to the Offer. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest on the purchase price of Shares be paid by the Purchaser by reason of any delay in making payment.

         If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates submitted represent more Shares than are tendered, certificates for Shares not purchased or tendered will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in "Procedures for Tendering Shares" below, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer. If, prior to the Expiration Date, the Purchaser increases the consideration offered to stockholders pursuant to the Offer, the increased consideration shall be paid to all stockholders whose Shares are purchased pursuant to the Offer.

         The Purchaser reserves the right to transfer or assign, in whole at any time or in part from time to time, to one or more direct or indirect wholly-owned subsidiaries of the Purchaser, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

Procedures for Tendering Shares

         For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal or facsimile thereof with any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. In addition, either (a) the certificates for Shares must be received by the Depositary along with the Letter of Transmittal or Shares must be tendered pursuant to the procedures for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures described below.

         The Depositary will make a request to establish an account with respect to the Shares at each Book- Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in any of the Book-Entry Transfer Facilities' system may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer the Shares into the Depositary's account at a Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must in any case be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with. Delivery of documents to a Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedure does not constitute delivery to the Depositary.

         Signatures on all Letters of Transmittal must be guaranteed by a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. (the "NASD") or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an "Eligible Institution"), unless the Shares tendered thereby are tendered (a) by a registered holder of Shares who has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If the certificates are registered in the name of a person other than the signer of the Letter of Transmittal or if payment is to be made or certificates for unpurchased Shares are to be issued to a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

         The method of delivery of Shares, the Letter of Transmittal and any other required documents is at the option and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to assure timely delivery.

         If a stockholder wishes to tender Shares pursuant to the Offer and the stockholder's certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, the Shares may nevertheless be tendered, if all the following are satisfied:

         (a)      the tender is made by or through an Eligible Institution;

          (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser with this Offer to Purchase, is received by the Depositary as provided below on or prior to the Expiration Date; and

          (c) the certificates for all tendered Shares, in proper form for transfer (or Book-Entry Confirmation), together with a properly completed and duly executed Letter of Transmittal or facsimile thereof and any other documents required by the Letter of Transmittal, are received by the Depositary within three NASD trading days after the date of execution of the Notice of Guaranteed Delivery.

         The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

         Notwithstanding any other provision of this Offer to Purchase, payment for Shares purchased pursuant to the Offer will in all cases by made only after timely receipt by the Depositary of certificates for the Shares (or a Book-Entry Confirmation), a properly completed and duly executed Letter of Transmittal or a facsimile thereof and any other documents required by the Letter of Transmittal.

         To prevent backup federal income tax withholding with respect to payment of the purchase price of Shares purchased pursuant to the Offer, a tendering stockholder must provide the Depositary with his correct taxpayer identification number or certify that he is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 10 of the Letter of Transmittal.

         By executing a Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of the Purchaser as the stockholder's attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the stockholder's rights with respect to the Shares tendered by the stockholder and accepted for payment by the Purchaser (and any and all other Shares or other securities issued or issuable in respect of the Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. The appointment will be effective when, and only to the extent that, the Purchaser accepts Shares for payment. Upon acceptance for payment, all prior proxies given by the stockholder with respect to the Shares or other securities will, without further action, be revoked, and no subsequent proxies may be given (and, if given, will not be deemed effective) by the stockholder. The designees of the Purchaser will, with respect to the Shares and other securities, be empowered to exercise all voting and other rights of the stockholder as they in their sole discretion may deem proper at any annual, special or adjourned meeting of the Company's stockholders, by written consent or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of the Shares, the Purchaser is able to exercise full voting rights with respect to the Shares.

         All questions as to the form, validity (including time of receipt), eligibility and acceptance for payment of any tendered Shares pursuant to any of the procedures described above will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or if the acceptance for payment of, or payment for, the Shares may in the opinion of the Purchaser's counsel be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to Shares of any particular stockholder, and the Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. None of the Purchaser, the Company, the Depositary, the

Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

         A tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty that (a) the stockholder owns the Shares being tendered (within the meaning of Rule 10b-4 under the Exchange Act) and (b) the tender of the Shares complies with Rule 10b-4. The Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.


Withdrawal Rights

         Except as otherwise provided in this section, tenders of Shares made pursuant to the Offer are irrevocable, provided that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time on or after April 1, 1999.

         For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the persons who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the release of the certificates, the serial numbers of the particular certificates evidencing the Shares to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution, except in the case of Shares tendered for the account of an Eligible Institution, must also be furnished to the Depositary as described above. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in "Procedures for Tendering Shares" above, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares.

         Any Shares withdrawn will be deemed to be not validly tendered for purposes of the Offer. However, withdrawn Shares may be returned by again following one of the procedures described in "Procedures for Tendering Shares" above at any time prior to the Expiration Date.

         All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.


Price Range of Shares; Dividends

         Trading in the Shares commenced June 30, 1995. Until October 31, 1998, the Shares traded on the Nasdaq National Market under the symbol "SEER". On October 31, 1998, the Shares were delisted from the Nasdaq National Market, and are now quoted on the OTC Bulletin Board. The following table sets forth, for the calendar quarters indicated, the high and low closing sale prices per Share as reported on the Nasdaq National Market (through October 31, 1998) or the high and low closing bid prices per Share as reported on the OTC Bulletin Board (after October 31, 1998). These prices reflect interdealer prices, without adjustments for retail mark-ups, mark-downs or commissions.


     Fiscal Year                                              High       Low
     1997
        Fiscal Quarter ended December 31, 1996.............  $6.500    $3.000
        Fiscal Quarter ended March 31, 1997................   7.000     3.000
        Fiscal Quarter ended June 30, 1997.................   5.875     3.875
        Fiscal Quarter ended September 30, 1997............   8.000     4.250
     1998
        Fiscal Quarter ended December 31, 1997.............   9.375     3.875
        Fiscal Quarter ended March 31, 1998................   5.500     2.625
        Fiscal Quarter ended June 30, 1998.................   4.125     1.500
        Fiscal Quarter ended September 30, 1998............   2.500     0.500
     1999
        Fiscal Quarter ended December 31, 1998.............   0.875     0.125
        Fiscal Quarter ended March 31, 1999 (through
           January 29, 1999)...............................   0.313     0.250


         The closing bid price per Share as reported on the OTC Bulletin Board on November 23, 1998, the last full trading day prior to the announcement of the Acquisition Agreement, was $0.28. On January 29, 1999, the closing bid price per Share on the OTC Bulletin Board was $0.28. Holders of Shares are urged to obtain current quotations for the Shares. As of January 20, 1999, there were 295 holders of record of Shares.

         The Company has paid no cash dividends since its inception. The terms of the Company's currently outstanding bank indebtedness restrict the Company's ability to declare dividends.

         Since its inception, the Company has made one underwritten public offering of securities for cash. In June 1995, the Company sold 2,953,487 Shares, at $18.00 a Share, in a public offering (the "Initial Public Offering") registered under the Securities Act of 1933. The aggregate proceeds to the Company, after expenses, of the Initial Public Offering were approximately $49,441,000.

         For certain information concerning the beneficial ownership of Shares and the executive officers and directors of the Company, see schedule 1 to this Offer to Purchase.


Effect of the Offer on the Market for the Shares; Exchange Act Registration

         The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of holders of Shares and could adversely affect the liquidity and market value of the remaining Shares held by the public.

         Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the Securities and Exchange Commission (the "Commission"), if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to section 14(a) of the Exchange Act, no longer applicable to the Company. Furthermore, if the Purchaser acquires a substantial number of Shares, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of those securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. It is the present intention of the Purchaser to seek to cause the Company to make an application for termination of registration of the Shares as soon as possible following the Offer, if the requirements for termination of registration are met.


Certain Information Concerning the Company

         The Company is a Delaware corporation with its principal executive offices at 8000 Regency Parkway, Cary, North Carolina 27511.

         The Company is one of the software industry's earliest pioneers and a long-time leader in software application development tools. During fiscal year 1998, the Company updated its strategic direction to capitalize on emerging market demand for extending the life cycle of enterprise applications. When fully implemented, the updated strategy is intended to change the Company from a distributor of application development tools to a provider of complete solutions for enterprise application renewal.

         Enterprise application renewal entails extending the life cycle of enterprise applications through reengineering, modernizing through web and e-commence enablement, functionally integrating legacy and new applications and the incorporation of re-usable application assets and components. The Company's enterprise application renewal solutions leverage its suite of software products and its professional consulting services to help Global 5000-sized companies extend the functionality and increase the return on investment in the mission-critical enterprise applications needed to run their businesses efficiently and maintain a crucial competitive edge.

         Set forth below is certain summary financial information relating to the Company and its subsidiaries that has been taken or derived from the financial statements in the Company's Annual Report on Form 10-K for the Fiscal Year Ended September 30, 1998 (the "Company's 1998 10-K"). More comprehensive financial information and other information is included in the Company's 1998 10-K and the other documents filed by the Company with the Commission, and the following summary financial information is qualified in its entirety by reference to those reports and other documents, including the financial statements and related notes. The Company's consolidated financial statements contained in the Company's 1998 10-K are included in exhibit 2.

                             SEER TECHNOLOGIES, INC.
                      SELECTED CONSOLIDATED FINANCIAL DATA
                (Dollars in Thousands, Except per Share Amounts)


                                                     Fiscal Years Ended September 30,
                                -------------------------------------------------------------------------
                                      1998          1997          1996           1995          1994
                                -------------------------------------------------------------------------
Statement of operations data:
   Total revenue................ $  63,964    $  103,153    $   91,657    $   111,485    $   78,278
   Gross profit.................    16,186        51,312        38,537         72,542        44,901
   Income (loss) from operations   (39,319)       (7,071)      (45,112)         9,254         3,451
   Net income (loss)............   (62,440)       (9,966)      (31,582)         5,152         2,361
   Net (loss) per common share.. $   (5.23)        (0.85)   $    (2.76)          0.45    $     0.21

Weighted averaged common
     shares outstanding.........    11,941        11,707        11,445             --            --
Pro forma net income per
     common share...............        --            --            --           0.45          0.21
Pro forma weighted average
     common shares outstanding..        --            --            --         11,507        10,986

Balance sheet data:
   Working capital (deficiency). $ (39,666)   $   (5,961)   $    3,963    $    34,087    $    4,777
   Total assets.................    23,195        66,535        78,804         76,444        37,363
   Total debt...................    38,148        22,052        14,379             --         2,700

   Senior redeemable preferred
     stock......................        --            --            --             --        13,195
   Series A and B Preferred
     Stock......................    17,271        12,302        12,302             --            --
   Total stockholders' equity
     (deficiency)...............   (36,525)       20,843        30,053          48,438       (2,096)


         On December 31, 1998, the WCAS Parties contributed $16.9 million to the Company and the Company borrowed $12.0 million from the Purchaser and applied the proceeds of both to reduce the Company's outstanding bank debt. The following unaudited pro forma condensed consolidated balance sheet of the Company and its subsidiaries gives effect to these transactions, as if they had occurred on September 30, 1998. This information is not necessarily an indication of the Company's financial condition, if such transactions had occurred as of September 30, 1998, nor is it necessarily an indication of future results or financial condition. The accompanying unaudited pro forma condensed consolidated balance sheet does not give pro forma effect to the Offer or the Merger. This information should be read in conjunction with the Company's consolidated financial statements included in exhibit 2.

                             SEER TECHNOLOGIES, INC.
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET1
                             (Dollars in Thousands)


                                                        September 30,         Pro-Forma
                                                            1998             Adjustments              Pro-Forma
                                                       ----------------     ------------             -------------
ASSETS
   Cash and cash equivalents.........................  $          1,040     $          -             $       1,040
   Trade accounts receivable, net....................            17,285                -                    17,285
   Prepaid expenses and other current assets.........             1,476                -                     1,476
                                                       ----------------     ------------             -------------
        Total current assets.........................            19,801     $          -                    19,801


   Other noncurrent assets, net......................             3,394                -                     3,394
                                                       ----------------     ------------             -------------
        Total assets.................................  $         23,195     $          -             $      23,195
                                                       ================     ============             =============

LIABILITIES AND STOCKHOLDERS' EQUITY

   Notes payable, due on demand......................  $         38,148     $    (28,900) 2(a),(b)   $       9,248
   Accounts payable..................................             2,897                -                     2,897
   Accrued expenses:
        Restructuring................................             4,064                -                     4,064
        Other........................................             5,359                -                     5,359
   Loan from majority stockholder....................                 -           12,000  2(b)              12,000
   Deferred revenue..................................             7,355                -                     7,355
   Income taxes payable..............................             1,644                -                     1,644
                                                       ----------------     ------------             -------------
        Total current liabilities....................            59,467          (16,900)                   42,567

   Deferred revenue..................................               253                -                       253

   Stockholders' equity (deficiency):
        Preferred Stock..............................                39                -                        39
        Common Stock.................................               120                -                       120
        Additional paid-in capital...................            76,023           16,900  2(a)              92,923
        Cumulative translation adjustments...........              (847)               -                      (847)
        Accumulated deficit..........................          (111,860)               -                  (111,860)
                                                       ----------------     ------------             -------------
          Total stockholders' equity (deficiency)....           (36,525)          16,900                   (19,625)
                                                       ----------------     ------------             -------------
          Total liabilities and stockholders' equity.  $         23,195 $              -             $      23,195
                                                       ================     ============             =============



------------------------------------
[FN]

1.   Basis of Presentation:

         The unaudited pro forma condensed consolidated balance sheet reflects the fact that the first step in the Merger between the Purchaser and the Company, the acquisition of a controlling interest in the Company through the purchase of securities under the Acquisition Agreement, took place December 31, 1998.

2.   Pro Forma Adjustments:
      The pro forma adjustments are as of September 30, 1998.
          (a) Adjustment to record the additional $16.9 million investment in the Company by the WCAS Parties, which was used to pay the Company's bank debt.
          (b) Adjustment to record the $12.0 million loan from the Purchaser to the Company, which was used to pay the Company's bank debt.



         Prior to entering into the Acquisition Agreement, the Purchaser conducted a due diligence review of the Company and, in connection with such review, received certain non-public information relating to the

Company. The non-public information included, among other things, two alternative financial models (the "Financial Models") for the fiscal year ending September 30, 1999. The Financial Models were prepared by the Company's management based on numerous and varying assumptions, including, among others, assumptions relating to additional capital funding, the current business base and, prospects of the Company's operations, operating costs and the general business climate for the Company's operations. The Financial Models do not give effect to the Offer, the Merger or the Acquisition Agreement or the potential combined operations of the Purchaser and the Company.

         The Company does not as a matter of policy disclose projections of revenues or earnings. The projections in the Financial Models were not intended to forecast likely or anticipated operating results, but instead represent alternative internal goals and illustrate capital and other requirements to achieve such goals. The projections in the Financial Models were not prepared with a view to public disclosure or compliance with published guidelines for projections of the Commission or the American Institute of Certified Public Accountants. The projections are included in this Offer to Purchase solely because they were furnished to the Purchaser. Accordingly, the inclusion of the projections in this Offer to Purchase should not be regarded as an indication that the Purchaser, the Company or their respective officers and directors consider such information accurate or reliable, and none of them assumes any responsibility for their accuracy. The Financial Models were prepared for internal use, are subjective in many respects, are susceptible to various interpretations and will require periodic revision based upon actual experience and business developments. Projected information of this type is based on estimates and assumptions that reflect future facts, events and circumstances and are subject to significant financial, market, economic and competitive uncertainties and contingencies, which are difficult to predict and beyond the control of the Company or the Purchaser. In addition, because (a) the estimates and assumptions underlying the Financial Models are subject to significant economic and competitive uncertainties and contingencies, which are difficult to predict and beyond the control of the Company or the Purchaser, and (b) a number of decisions have subsequently been made that vary from or are inconsistent with assumptions made in connection with the Financial Models, it is expected that actual results may vary materially from those set forth below. No independent accountants have examined, reviewed or compiled these projections or expressed an opinion or any other form of assurance with respect to them.

         In late September and early October 1998, the management of the Company prepared a Base Case Model representing internal goals and illustrating the additional capital and other elements necessary to achieve such goals. The Base Case Model was based on a variety of assumptions, including, among others: (a) the infusion of an additional $29.0 million of equity capital funding to finance the Company's continuing operations, although no commitments, agreements or understandings were then in place to provide such funding, (b) levels of pricing for the Company's products and services and shifts in sales to higher margin services, (c) obtaining a number of major contracts for which proposals were then outstanding and (d) the ability to support revenue growth without increased staffing, other than personnel providing consulting services.

         In early October 1998, the Company's Board of Directors reviewed the Base Case Model and directed management to analyze the effect of implementing further restructuring of the Company's operations and cost reductions on the financial model for 1999. In mid-October, management of the Company prepared the Restructuring Model based on a variety of assumptions, including, among others:
(a) further reductions in the Company's sales and marketing force and in the Company's general and administrative expenses, (b) obtaining outside funding for 30% of the Company's research and development budget, (c) the infusion of an additional $29.0 million of equity capital funding to finance the Company's continuing operations, although no commitments, agreements or understandings were then in place to provide such funding, (d) levels of pricing for the Company's products and services and shifts in sales to higher margin services,
(e)
obtaining a number of major contracts for which proposals were then outstanding and (f) the ability to support revenue growth without increased staffing, other than personnel providing consulting services.

                             SEER TECHNOLOGIES, INC.
                             1999 Financial Models

                                        Year Ending September 30, 1999
                                                (In Thousands)
                                    ---------------------------------------
                                    Base Case Model     Restructuring Model
Total revenue.....................        $ 67,258                $ 57,500
Gross profit......................          32,670                  21,029
Income from operations............           4,228                   4,620
Net income (loss).................            (392)                      0



         The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies may be obtained upon payment of the Commission's prescribed fees by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials can also be obtained at the office of The National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission with a web site address of http://www.sec.gov.

         Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents on file with the Commission and other publicly available information. Although the Purchaser does not have any knowledge that any such information is untrue, the Purchaser takes no responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.


Certain Information Concerning the Purchaser

         The Purchaser. The Purchaser is a New York corporation with its principal executive offices at 1250 Broadway, 35th Floor, New York, New York 10001.

         The Purchaser began operations in 1988 as a wholly-owned subsidiary of Liraz Systems Ltd. ("Liraz"), an Israeli public company that is a systems integrator. The Purchaser believes it has established itself as a technology leader in the middleware marketplace. The Company had its initial public offering in July 1995.

         During the last five years, neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed in schedule 2, (a) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. The name, business address, present principal occupation or employment, five-year employment history and citizenship of each director and executive officer of the Purchaser and Liraz are set forth in schedule 2.

         Except as described in this Offer to Purchase, (a) neither the Purchaser, nor, to the best knowledge of the Purchaser, any of the persons listed in schedule 2 or any associate or majority-owned subsidiary of any such person, beneficially owns or has a right to acquire any equity security of the Company and (b) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

         Except as described in this Offer to Purchase, (a) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed in schedule 2 has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer of the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of the loans, guarantees against loss or the giving or withholding of proxies, and (b) there have been no contacts, negotiations or transactions between the Purchaser or any of its subsidiaries or, to the best knowledge of the Purchaser, any of the persons listed in schedule 2, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission.


Conditions to the Offer

         Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's right to amend the Offer at any time in its sole discretion, but subject to the provisions of the Acquisition Agreement, the Purchaser shall not be required to accept for payment, or pay for, and may delay the acceptance for payment, or the payment, of, any tendered Shares, if, at or before the time of payment for any Shares (whether or not any such Shares have theretofore been accepted for payment or paid for pursuant to the Offer), there shall have been any action or position taken or threatened, or any statute, rule, regulation, judgment, order or injunction promulgated, enacted, entered or enforced, by any state, federal or foreign government or governmental authority or by any court, domestic or foreign, that may reasonably be expected to:

                  (a) make the acceptance for payment of, or the payment for, some or all of the Shares illegal or otherwise prohibited, or restrict or delay consummation of the Offer,

                  (b) impose limitations on the ability of the Purchaser to acquire or hold or to exercise effectively all rights of ownership of the Shares, including, without limitation, the right to vote any Shares purchased by it on all matters properly presented to the stockholders of the Company or

                  (c) prohibit or impose any material limitation on the Purchaser's ownership or operation of all or a material portion of the assets or business of the Company or any of its subsidiaries or affiliates;

that, in the reasonable judgment of the Purchaser, in any case, and regardless of the circumstances (including any action or inaction by the Purchaser), giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

         The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstance giving rise to such condition and may be waived by the Purchaser, in whole or in part at any time and from time to time, in its sole discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right shall be deemed an ongoing right, which may be asserted at any time and from time to time.


Certain Legal Matters

         General. Except as set forth in this section, based upon an examination of publicly available information filed by the Company with the Commission and other publicly available information with respect to the Company, the Purchaser is not aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser's purchase of Shares pursuant to the Offer, or, except as disclosed below, of any approval or other action by any state, federal or foreign governmental, administrative or regulatory agency that would be required for the purchase or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, the Purchaser currently contemplates that such approval or other action will be sought, except as described below under "State Takeover Statutes." While the Purchaser does not currently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse actions are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment any Shares tendered. See "Conditions to the Offer" above.

         State Takeover Statutes. A number of states have adopted state "takeover" statutes and regulations, which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or a principal place of business in such states. The Purchaser does not know whether any or all of these statutes will by their terms apply to the Offer, and the Purchaser may not have complied with certain of these statutes. The Purchaser reserves the right to challenge the applicability of any state law purporting to apply to the Offer and neither anything in this Offer or any action taken in connection herewith is intended as a waiver of such right. To the extent that certain provisions of these statutes or regulations purport to apply to the Offer, the Purchaser believes that there are reasonable bases for contesting such statutes or regulations. In the event that it were to assert that one or more state takeover statutes or regulations are applicable to the Offer, and an appropriate court does not determine that they are inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In that case, the Purchaser may not be obligated to accept for payment or pay for any tendered Shares.

         Section 203 of the DGCL. Section 203 of the DGCL entitled "Business Combinations with Interested Stockholders," which is intended to regulate certain business combinations involving Delaware corporations, such as the Company, will not apply to the Offer and the Merger because the Company has expressly elected not to be governed by section 203 pursuant to a provision in the Company's certificate of incorporation.

         Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The Purchaser and WCAS VI made all required filings under the HSR Act and satisfied the waiting period requirements prior to the Offer.


Fees and Expenses

         Estimated costs and fees in connection with the Offer and the Merger and the related transactions, which will be paid by the Company or the Purchaser, are as follows:


          Legal fees...................................... $  190,000
          Accounting fees.................................    225,000
          Printing and mailing fees.......................     30,000
          Filing fees.....................................        339
          Miscellaneous (third party costs
                 required to be reimbursed)...............    125,000
                                                           ----------
                    Total................................. $  570,339
                                                           ==========


         The Purchaser has retained Beacon Hill Partners, Inc. to act as the Information Agent and American Stock Transfer and Trust Company to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer material to beneficial owners. The Information Agent will receive $7,500 as compensation for its services, and the Depositary will receive an estimated $7,500 fee; the Information Agent and the Depositary also will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.

         The Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for reasonable expenses incurred by them in forwarding material to their customers.

Miscellaneous

         In those jurisdictions whose securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Purchaser by one or more registered brokers or dealers, which are licensed under the laws of those jurisdictions.

         No person has been authorized to give any information or make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

         The Purchaser and Liraz have filed with the Commission a Schedule 13E-3 and a Schedule 14D-1, in each case together with exhibits, pursuant to Rule 13e-3 and Rule 14d-3, respectively, under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Company has filed a Solicitation/Recommendation Statement on
Schedule 14D-9, a copy of which accompanies this Offer to Purchase. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the Commission at the same places and in the same manner as set forth in "Certain Information Concerning the Company" above
(except that they will not be available at the regional offices of the Commission).

                                                                      SCHEDULE 1

                          CERTAIN INFORMATION REGARDING
                             SEER TECHNOLOGIES, INC.

         Set forth below are the name, business address, position with the Company, present principal occupation or employment and five-year employment history of each director and executive officer of the Company. Each person listed below is a citizen of the United States, unless otherwise stated. Also set forth below are the aggregate number and percentage of Shares beneficially owned by each such person as of the date of the Offer (excluding options to purchase Shares because the exercise price of such options significantly exceeds the current market price of such Shares and it has been agreed that such options will not be exercised). The address of the corporation or other organization in which each director and executive officer conducts his principal occupation or employment is 8000 Regency Parkway, Cary, North Carolina 27511.


                                Aggregate number of        Percentage of
                                Shares beneficially      outstanding Shares
                   Name                owned             beneficially owned
     ---------------------      --------------------    --------------------
     Bruce K. Anderson                    0                      0%
     Frank T. Cary                    2,000                      *
     Anthony J. de Nicola                 0                      0%
     George L. McTavish                   0                      0%
     Thomas A. Wilson                     0                      0%
     Robert A. Minicucci                  0                      0%
     Steven Dmiszewicki               8,432                      *
     Ted Venema                      25,000                    0.2%
     Dennis McKinnie                  3,750                      *

-----------------------
*  Less than 0.1%.


         Bruce K. Anderson has served as a director of the Company since July 1994. He has been a general partner of Welsh Carson Anderson & Stowe VI, L.P. ("WCAS") since its formation in 1979. Prior to 1979, Mr. Anderson served as executive vice president and a director of Automatic Data Processing, Inc. Mr. Anderson also is a director of several privately held companies.

         Frank T. Cary has served as a director of the Company since March 1995. He is the retired chairman of the board of IBM. He also had served as IBM's chief executive officer from 1973 to 1981 and as a member of IBM's board of directors and executive committee until April 1991. Mr. Cary is also a director of Celgene Corporation, Cygnus Therapeutic Systems, ICOS Corporation, Lexmark International, Inc., SPS Transaction Services, Inc., Vion Pharmaceuticals, Inc., Lincare Holdings, Inc. and several other private companies.

         Anthony J. de Nicola has served as a director of the Company since July 1994. From 1990 to 1994, he was employed by William Blair & Company specializing in financing middle market buyouts. From 1986 to 1988, Mr. de Nicola was employed in the Mergers and Acquisitions Department of Goldman Sachs & Co. From 1988 to 1990, Mr. deNicola attended Harvard University, Graduate School of Business Administration, where he earned an M.B.A. with distinction. He serves on the board of directors of a number of private companies.

         George L. McTavish has served as a director of the Company since October 1995. He currently serves as president and chief executive officer of BenView Capital. From March 1992 to November 1997, he served as chairman and chief executive officer of Comdata Holdings Corporation ("Comdata"). Prior to that, Mr. McTavish served as chairman and chief executive officer of Hogan Systems, Inc. and as executive vice president and chief operating officer of SEE Corporation. Mr. McTavish also serves as a member of the board of directors of Broadway & Seymour, Inc. and two charitable organizations.

         Thomas A. Wilson has served as a director of the Company since August 1996 and as president and chief executive officer of the Company from August 1996 to April 1998. From 1993 to August 1996, he has served as president and chief operating officer of Liveworks, a video conferencing company. From 1992 to 1993, Mr. Wilson served as president and chief operating officer of Viewstar Corporation, a client/server software company. From 1989 to 1992, he was employed by Oracle Corporation, a relational database company, as vice president and general manager, Federal Division and as group vice president, OEM Sales.

         Robert A. Minicucci has served as chairman of the board of directors of the Company since July 1994. Mr. Minicucci has been a general partner of WCAS since 1993. From 1992 to 1993, he served as senior vice president and chief financial officer of First Data Corporation and from 1991 to 1992 as senior vice president and treasurer of the American Express Company. From 1988 to 1991, he served as a managing director of Lehman Brothers, where he began his career in 1979. Mr. Minicucci is a member of the board of directors of Alliance Data Systems, a private label credit card processor; Attachmate Corporation, a company that produces software for enterprise/connectivity and remote access; and Global Knowledge Network, an information technology education and training company.

         Steven Dmiszewicki has served as co-president and chief financial officer of the Company since May 1998. Mr. Dmiszewicki also currently serves as the chief operating officer of Level 8 Systems, Inc. From October 1996 to May 1998, he has served as senior vice president and chief financial officer of the Company. From July 1996 to October 1996, he was employed by Healthpoint G.P. as vice president, chief financial and administrative officer. From February 1996 to July 1996, Mr. Dmiszewicki served as vice president and chief financial officer of the Company and from February 1993 to February 1996, he was vice president finance of the Company. Mr. Dmiszewicki received a degree in business administration from Bucknell University and he is a certified public accountant.

         Ted Venema has served as the Company's co-president and chief technical officer since May 1998 and as senior vice president and chief technical officer from May 1997 to May 1998. In connection with the transactions contemplated in the Acquisition Agreement, Mr. Venema resigned as the Company's co- president and chief technology officer effective January 1, 1999. From 1994 to May 1997, Mr. Venema served as chief technological officer for the Antares Alliance Group, a software company. Prior to that, he served as director of development for Software AG for a period of nine years. Mr. Venema is a citizen of Canada.

         Dennis McKinnie has served as vice president; chief legal and administrative officer of the Company since April 1998 and was vice president and general counsel of the Company since November 1994. He also has served as corporate secretary of the Company since February 1996 and as assistant secretary prior thereto. From September 1989 to October 1994, he was associated with the Atlanta, Georgia law firm of Powell, Goldstein, Frazer & Murphy, where he was a member of that firm's Technology Litigation Group. Prior to that, he was staff counsel to the Supreme Court of the United States. During his 16 years of law practice, he also clerked for the Alabama Supreme Court and the United States Court of Appeals for the Eleventh Circuit. Mr. McKinnie received his B.A. from Union University and a J.D. from the Cumberland School of Law of Samford University.

                                                                      SCHEDULE 2

                          CERTAIN INFORMATION REGARDING
                  LEVEL 8 SYSTEMS, INC. AND LIRAZ SYSTEMS LTD.

         Set forth below are the name, present principal occupation or employment and five-year employment history of the directors and executive officers of Level 8 Systems, Inc. ("Level 8") and Liraz Systems Ltd. ("Liraz"). Each person listed below is a citizen of the United States, unless otherwise stated. Except as a result of transactions contemplated by the Acquisition Agreement and unless otherwise stated, none of the persons listed below beneficially owns any Shares or is an executive officer or director of or holds any position with the Company. The address of Level 8 and the address in which Messrs. Kilman, Somech, Fine and Baruch conduct their principal occupation or employment is 1250 Broadway, 35th Floor, New York, New York 10001. The address of Liraz in which each person listed below conducts his principal occupation or employment is 5 Hazoref Street, Holon, 58856 Israel.

                              Level 8 Systems, Inc.


     Name           Present principal occupation or employment and material
                            positions held during the past five years
--------------      ------------------------------------------------------------
Arie Kilman         Mr.  Kilman has served as chairman of the board of directors of Level 8 since July 1997, chief executive officer of Level
                    8 since July 1996, president of the Level 8 from July 1996 to October 1996, and chairman of the board of directors of Level 8 from December 1994 to July 1996. Mr. Kilman has served as chairman of the board and president of Liraz since
                    1983. Mr. Kilman is a citizen of Israel.

Steven              Mr.  Dmiszewicki  currently  serves as the  chief  operating
Dmiszewicki         officer  of Level  8. Mr.  Dmiszewicki  also has  served  as co-president  and chief  financial  officer  of the  Company since May 1998. From October 1996 to May 1998, he has served as senior vice president and chief financial  officer of the
                    Company.  From July 1996 to October 1996, he was employed by
                    Healthpoint  G.P. as vice  president,  chief  financial  and administrative officer. From February 1996 to July 1996, Mr.
                    Dmiszewicki  served as vice  president  and chief  financial officer of the  Company and from  February  1993 to February
                    1996,  he was vice  president - finance of the Company.  Mr.
                    Dmiszewicki  received  a degree in  business  administration from  Bucknell  University  and  he  is a  certified  public accountant.  The address in which Mr.  Dmiszewicki  conducts his  principal  occupation  or  employment  is 8000  Regency
                    Parkway,  Cary,  North Carolina 27511.  See schedule 1 above
                    for  the   aggregate   number  and   percentage   of  Shares
                    beneficially owned by Mr. Dmiszewicki.

Samuel Somech       Mr.  Somech has served as president of Level 8 since October
                    1996, a director of Level 8 since April 1995, vice president of Level 8 from April 1995 to October  1996,  president  and chief  operating  officer  of  Level  8  Technologies,  Inc.
                    ("Level  8  Technologies")   since  April  1995,   technical
                    director,  messaging  group, of Apertus  Technologies,  Inc.
                    from January 1994 to March 1994 and technical director, messaging group, of NYNEX from September 1990 to December
                    1993. Mr. Somech  co-founded  Level 8 Technologies  with Mr.
                    Fine in February 1994. Mr. Somech is a citizen of Israel.

Theodore Fine       Mr.  Fine has  served as a director  of Level 8 since  April
                    1995.  Mr. Fine co- founded  Level 8  Technologies  with Mr.
                    Somech in February  1994.  Since January 1993,  Mr. Fine has
                    been a  management  information  systems  consultant  to the financial  community  and,  from  April  1995 to July  1996, served as a marketing and sales  consultant to Level 8. From
                    March 1974 to December  1992, Mr. Fine was vice president of
                    technology  for  the  retail  international   operations  of
                    Citibank, N.A.

Frank Klein         Mr. Klein has served as a director of Level 8 since December
                    1994. Since January 1, 1995, Mr. Klein has been the president of PEC Israel Economic Corporation ("PEC"), a corporation that holds equity interests in companies located in Israel or are Israel related. Prior to Mr. Klein's appointment as president of PEC, he served as executive vice president of Israel Discount Bank of New York from 1985. Mr.
                    Klein served as executive vice president of PEC from November 1977 to November 1991 and as treasurer of PEC from May 1980 to November 1991. He is a director of PEC, as well as a number of companies affiliated with PEC, including
                    Elron  Electronics  Industries  Ltd. and Scitex  Corporation
                    Ltd. The address in which Mr. Klein conducts his principal occupation or employment is PEC Israel Economic Corporation, 511 Fifth Avenue, New York, New York 10017.

Lenny Recanati      Mr.  Recanati  has  served  as a  director  of Level 8 since
                    December 1994.  During the last 12 years,  Mr.  Recanati has been a senior  manager and  director of Discount  Investment
                    Corporation   ("DIC").  He  is  chairman  of  the  board  of
                    directors  of   Ilanot-Discount's   Mutual  Fund  Management
                    Company  and is a member  of the  boards of  directors  of a
                    number  of   Israeli   industrial   and  other   enterprises
                    affiliated with DIC,  including Liraz, Klil Industries Ltd.,
                    Caniel-   Israel  Can  Company   Ltd.,   Elron   Electronics
                    Industries  Ltd.,  Super-Sol Ltd.,  Bayside Land Corporation
                    Ltd., Tefron Ltd. and Tambour Ltd. Mr. Recanati is a citizen of Israel. The address in which Mr. Recanati conducts his principal occupation or employment is 5 Hazoref Street, Holon, 58856 Israel.

Michel Berty        Mr.  Berty has  served as a  director  of Level 8 since July
                    1997.  Since April 1997, Mr. Berty has been the owner of MBY
                    Consultant, Inc. Mr. Berty served as the chairman of the board and chief executive officer of Cap Gemini America (an international information technology consulting firm) from 1993 to April 1997. From 1986 to 1992, he served as the general secretary of the Cap Gemini Sogeti Group (the parent corporation of Cap Gemini America). The address in which Mr.
                    Berty conducts his principal occupation or employment is MBY
                    Consultant, Inc., P.O. Box 466, Wainscott, New York 11975.

Robert Brill        Dr.  Brill has served as a director  of Level 8 since  March
                    1998.  Dr.  Brill  also is a  general  partner  of  Newlight
                    Management,  L.L.C.,  Poly Ventures,  L.P. and Poly Ventures
                    II, L.P.,  venture capital funds specializing in investments in high  technology  companies.  He also  is a  director  of
                    Standard Microsystems. Prior to 1989, Dr. Brill had been the
                    chief   executive   officer  of  several   high   technology
                    companies,  and has held  executive and technical  positions with Harris  Corporation and IBM. Dr. Brill received degrees in  engineering  physics and physics from Lehigh  University and a Ph.D. in physics from Brown University. The address in
                    which  Dr.  Brill  conducts  his  principal   occupation  or
                    employment is Newlight  Management  LLC, 500 North Broadway,
                    Suite 144, Jericho, New York 11793.

Yigal Baruch        Mr. Baruch has served as a vice  president,  chief financial officer  of  Level  8 since  September  1998.  Beginning  on
                    February 1, 1999, Mr. Baruch will cease to be an officer of Level 8. From March 1990 to September 1998, Mr. Baruch served as vice president of finance, administration and information technology for Sharplan Lasers, Inc. From June
                    1986 to February 1990, he served as a manager and small business consultant for Laventhol & Horwath. From February
                    1984 to June 1986, he served as a corporate accounting manager for Sony of America. From October 1981 to February
                    1984, he served as an audit manager for Ernst & Whinney in New York. From July 1978 to October 1981, he was a senior auditor for Haft & Haft in Israel and New York. Mr. Baruch received a degree in accounting and economics from Tel-Aviv
                    University in 1978. Mr. Baruch is a certified public accountant.



                               Liraz Systems Ltd.


     Name           Present principal occupation or employment and material
                            positions held during the past five years
--------------      ------------------------------------------------------------
Arie Kilman         Mr. Kilman has served as chairman of the board and president of Liraz since 1983. Mr. Kilman has served as chairman of the board of directors of Level 8 since July 1997, chief executive officer of Level 8 since July 1996, president of the Level 8 from July 1996 to October 1996, and chairman of the board of directors of Level 8 from December 1994 to July
                    1996. Mr. Kilman is a citizen of Israel.

Yoram Brik          Mr. Brik has served as a director of Liraz since 1991. Until recently, Mr. Brik served as the chief executive officer of Kargal, Ltd. Mr. Brik is a citizen of Israel.

Asher Herman        Mr. Herman has served as a director of Liraz since 1994. Mr.
                    Herman also has been self-employed as an engineer and a real-estate actuary. Mr. Herman is a citizen of Israel.

Mordechai           Mr.  Gutman has served as a director of Liraz since 1992 and
Gutman              is the chief executive officer of Liraz. Mr. Gutman also has served as vice president and manager of special projects for Liraz. Mr. Gutman is a citizen of Israel.

Gideon Erhard       Mr.  Erhard has served as a director of Liraz since 1994. He also has served as senior executive and board member of Discount Investment, Ltd. and other affiliates of IDB and Discount Investment, Ltd. Mr. Erhard is a citizen of Israel.

Lenny Recanati      Mr.  Recanati has served as a director for Liraz since 1994.
                    He also has served as a director  of Level 8 since  December
                    1994.  During  the last 12 years,  Mr.  Recanati  has been a
                    senior   manager  and   director   of  Discount   Investment
                    Corporation   ("DIC").  He  is  chairman  of  the  board  of
                    directors  of   Ilanot-Discount's   Mutual  Fund  Management
                    Company  and is a member  of the  boards of  directors  of a
                    number  of   Israeli   industrial   and  other   enterprises
                    affiliated with DIC,  including Liraz, Klil Industries Ltd.,
                    Caniel-Israel Can Company Ltd., Elron Electronics Industries
                    Ltd.,  Super-Sol Ltd., Bayside Land Corporation Ltd., Tefron
                    Ltd. and Tambour Ltd. Mr. Recanati is a citizen of Israel.

Yaacov Ben-Gur      Mr. Ben-Gur has served as a director of Liraz since November
                    1997.  Until  1998,  he was a  practicing  accountant  in an accounting  firm.  Mr. Ben-Gur also has served as a director
                    for  Bezek,  Israel's   Communication,   Ltd.,  New  Central
                    Station, Ltd., Yofta, Ltd., Oil Foundation, Ltd. and as a chairman of Pelefone Communication, Ltd. Mr. Ben-Gur is a citizen of Israel.

Zamir Bar-Zion      Mr.  Bar-Zion  has served as a director of Liraz since April
                    1997. He also has served as vice president, investor advisor and portfolio manager of Nesua Zanex and as a director of Nexus, Ltd. Mr. Bar-Zion is a citizen of Israel.

Yossi Shemesh       Mr.  Shemesh  has served as the chief  financial  officer of
                    Liraz since 1994. He also has served as chairman of Yaana, a subsidiary of Liraz. Mr. Shemesh is a citizen of Israel.

                                                                       EXHIBIT 1


                                    AGREEMENT

                             Dated November 23, 1998


         The parties to this agreement are Level 8 Systems, Inc., a New York corporation ("Level 8"), and the parties listed under "WCAS Parties" at the end of this agreement (each, a "WCAS Party" and, collectively, the "WCAS Parties").

         The parties wish to provide for the acquisition by Level 8 of all the shares of capital stock of Seer Technologies, Inc., a Delaware corporation (the "Company"), the WCAS Parties own, and all the rights the WCAS Parties have to acquire shares of capital stock of the Company (collectively, the "WCAS Securities") on the terms set forth in this agreement.

         Accordingly, the parties agree as follows:

         1. Exchange. At the Closing (as defined in section 2), (a) each WCAS Party shall (i) assign and transfer to Level 8 or a subsidiary of Level 8 all the WCAS Securities now owned or acquired by it prior to the Closing, free and clear of any adverse claim, and (ii) contribute to the capital of the Company, or cause to be contributed to the capital of the Company, the percentage of the amount referred to in section 7.1(d) set forth beside its name on schedule 7.1(g), and, in consideration therefor, (b) Level 8 shall issue to the WCAS Parties an aggregate of 1,000,000 shares of common stock of Level 8 (the "Level 8 Shares") and warrants (the "Level 8 Warrants") to purchase an aggregate of up to 250,000 Level 8 Shares for $12.00 a share (which may be paid in cash or by reducing the number of Level 8 Warrants as provided in clause
(ii)(B) of the first sentence of paragraph 1(b) of exhibit 8.2(a)) at any time before 5:00 p.m., New York time, on the fourth anniversary of the Closing, free and clear of any adverse claim.

         2.      Closing.  The  closing  of  the  transactions  contemplated  by section 1 (the "Closing") shall take place at 10:00 a.m., New York time, at the offices of Proskauer Rose LLP, 1585 Broadway, New York, New York 10036, on the third business day following the fulfillment of all the conditions specified in sections 7.1(h) and (k) and 7.2(d) and (f). At the Closing, the parties shall execute and deliver, or use all reasonable efforts to cause to be executed and delivered, the documents and other items referred to in section 8.

         3. Termination. If the Closing shall not have occurred on or before January 31, 1999, Level 8 or the WCAS Parties may terminate this agreement by notice given to the others. However, the termination of this agreement pursuant to the preceding sentence shall not relieve a party of liability for any breach of warranty or agreement, or misrepresentation, prior to such termination.

         4. Representation and Warranties of the WCAS Parties. Each WCAS Party, severally and not jointly, represents and warrants to Level 8 with respect to itself as follows:

         4.1. Authority. Each WCAS Party has the full authority to execute, deliver and perform this agreement, and this agreement constitutes the valid and binding obligation of that WCAS Party, enforceable against it in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights in general and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

         4.2. Consents of Third Parties. The execution, delivery and performance of this agreement by each WCAS Party will not: (a) violate or conflict with that WCAS Party's partnership agreement; (b) conflict with, or result in the breach of, or constitute a default under, any lease, agreement, commitment or other instrument to which that WCAS Party is a party or by which that WCAS Party or its properties are bound; or (c) constitute a violation of any law, regulation, order, writ, judgment, injunction or decree applicable to that WCAS Party or any of that WCAS Party's properties or require any governmental consent or approval.

         4.3. WCAS Securities. Each WCAS Party owns all the WCAS Securities to be assigned and transferred by it to Level 8 under section 1. The shares of capital stock of the Company included in the WCAS Securities to be assigned and transferred to Level 8 under section 1 are duly authorized, validly issued, fully paid and non-assessable, and free and clear of any adverse claim.

         4.4. Litigation. To the best of the knowledge of each WCAS Party, there is no judicial or administrative action, proceeding or investigation pending or threatened against it or the Company that questions the validity of this agreement or any action taken or to be taken by it in connection with this agreement.

         4.5. Investment. Each WCAS Party will be acquiring the Level 8 Shares and Level 8 Warrants, and any Level 8 Share issuable upon exercise of the Level 8 Warrants, for investment purposes and not with a view to resale or distribution in violation of applicable securities laws.

         4.6. Related Party Transactions. Except as set forth in the Company's proxy statement for the Company's last annual meeting or in the Company's reports filed with the Securities and Exchange Commission (the "SEC") pursuant to section 13(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and except as provided in section 6.6, neither the Company nor any of its subsidiaries has engaged in any transaction with any WCAS Party or any affiliate of any WCAS Party since September 30, 1995.

         5. Representations and Warranties of Level 8. Level 8 represents and warrants to the WCAS Parties as follows:

         5.1. Authorization. The execution, delivery and performance of this agreement and the Level 8 Warrants by Level 8 have been duly authorized by all necessary corporate action of Level 8, and this agreement constitutes, and, upon execution and delivery of the Level 8 Warrants, the Level 8 Warrants will constitute, the valid and binding obligations of Level 8, enforceable against it in accordance with their respective terms, except to the extent enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights in general and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

         5.2. Consents of Third Parties. The execution, delivery and performance of this agreement and the Level 8 Warrants by Level 8 will not: (a) violate or conflict with the certificate of incorporation or by-laws of Level 8;
(b) conflict with, or result in the breach of, or constitute a default under, any lease, agreement, commitment or other instrument to which Level 8 or any of its subsidiaries is a party or by which Level 8's or such subsidiaries' properties are bound; or (c) constitute a violation of any law, regulation, order, writ, judgment, injunction or decree applicable to Level 8 or any of its subsidiaries or Level 8's or such subsidiaries' properties or require any governmental consent or approval.

         5.3. Litigation. To the best of the knowledge of Level 8, there is no judicial or administrative action, proceeding or investigation pending or threatened that questions the validity of this agreement or the Level 8 Warrants or any action taken or to be taken by Level 8 in connection with this agreement or the Level 8 Warrants.

         5.4. Investment. Level 8 will be acquiring the WCAS Securities for investment purposes and not with a view to resale or distribution in violation of applicable securities laws.

         6.      Certain Agreements.

         6.1. Access to Information. Prior to the Closing, each WCAS Party shall use reasonable efforts to enable Level 8 to make such additional investigation of the business and properties of the Company and its subsidiaries as Level 8 may wish, and, upon reasonable notice, to cause the Company to give Level 8 and its counsel, accountants and other representatives reasonable access, during normal business hours throughout the period prior to the Closing, to the property, books, agreements, records, files and personnel of the Company and its subsidiaries and to cause the Company to furnish Level 8 during that period copies of documents and information concerning the Company and its subsidiaries as Level 8 may reasonably request. Level 8 shall, and shall cause its counsel, accountants and other agents and representatives to, hold all such information and documents in accordance with and subject to the terms of the confidentiality agreement previously executed by Level 8 with respect to this transaction.

         6.2. Conduct of the Business Pending the Closing. Prior to the Closing, each WCAS Party shall use reasonable efforts to cause the Company and its subsidiaries to comply with the following provisions:

         6.2.1. The Company and its subsidiaries shall operate their businesses in the ordinary course consistent with past practice, and shall not take any extraordinary action or make any extraordinary commitment (including the adoption of any material employee benefit plan or benefit arrangement or the acquisition, disposition or winding-up of a business) without the prior approval of Level 8.

         6.2.2. The Company shall promptly notify Level 8 of, and furnish Level 8 any information Level 8 may reasonably request with respect to the occurrence of, any event or the existence of any facts that would result in the information in the Company's filings with the SEC since September 30, 1997, taken as a whole (the "SEC Information"), containing any misstatement of a material fact, or omitting to state a material fact, about the Company and its subsidiaries, as if the filings were made at any time on or after the date of this agreement.

         6.2.3. The Company shall not declare, set aside or pay any dividends or other distributions in respect of its shares of capital stock, redeem, purchase or otherwise acquire any shares of its capital stock or issue, sell or encumber any shares of its capital stock or forgive any of its indebtedness.

         6.2.4. The Company shall not amend its certificate of incorporation or by-laws or enter into any merger or consolidation agreement.

         6.2.5. Except as contemplated by this agreement, neither the Company nor its subsidiaries shall amend any of their loan agreements or incur any indebtedness for borrowed money (other than under their existing loan agreements).

         6.3. Governmental Filings. Prior to the Closing, as promptly as practicable, each party shall make, or cause to be made, and shall cooperate with each other party in making, all required governmental filings, including, without limitation, all appropriate filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), in order to carry out this agreement, and shall take, or cause to be taken, such further action as may reasonably be required in connection therewith.

         6.4.    Acquisition of Minority.

         6.4.1. Immediately after the Closing, Level 8 shall, or shall cause a subsidiary (the "Sub") to, commence (within the meaning of Rule 14d-2 under the Exchange Act) an offer to purchase all the outstanding shares of common stock of the Company (other than the WCAS Securities) at a price of $0.35 a share, net to the seller in cash (the "Offer"), and, subject to the conditions of the Offer, shall use all reasonable efforts to make and consummate the Offer as promptly as permitted by law. The obligation of Level 8 or the Sub to consummate the Offer and accept for payment and pay for any shares tendered pursuant to the Offer shall be subject to the conditions set forth in schedule 6.4.1.

         6.4.2. Neither Level 8 nor the Sub shall, without the prior written consent of the WCAS Parties, decrease the amount or change the form of consideration payable in the Offer or decrease the number of shares sought pursuant to the Offer, change the conditions of the Offer or impose any additional conditions of the Offer. The conditions of the Offer are for the sole benefit of Level 8 or the Sub and may be asserted by Level 8 or the Sub regardless of the circumstances giving rise to the non- fulfillment of any such conditions or may be waived by Level 8 or the Sub in whole or in part.

         6.4.3. As soon as practicable on the date of commencement of the Offer, Level 8 or the Sub shall file with the SEC (i) a Tender Offer Statement on Schedule 14D-1 with respect to the Offer, which will contain the offer to purchase and form of the related letter of transmittal (which, together with any supplements or amendments to those documents, are collectively referred to as the "Offer Documents"), and (ii) Rule 13E-3 Transaction Statement on Schedule 13E-3 (which, as amended or supplemented, is referred to as the "Schedule 13E-3") with respect to the Offer. Level 8 or the Sub shall cause the Offer Documents and the Schedule 13E-3 to comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's shareholders, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (except that neither shall be responsible with respect to information supplied by the Company or any WCAS Party in writing specifically for inclusion in the Offer Documents). Level 8 shall promptly correct any information provided by it for use in the Offer Documents and the Schedule
13E-3, if and to the extent such information shall have become false or misleading in any material respect, and Level 8 or the Sub shall take all steps necessary to cause the Offer Documents and the Schedule 13E-3 as so corrected to be filed with the SEC and to be disseminated to holders of shares, in each case as and to the extent required by applicable federal securities laws.

         6.4.4. Level 8 shall, or shall cause the Sub to, use its best efforts to acquire as promptly as practicable after the completion of the Offer, through a merger, all the outstanding shares of common stock of the Company it shall not have acquired at the Closing or in the Offer for $0.35 a share, in cash.

         6.4.5. The Company and its shareholders are intended beneficiaries of this section 6.4.

         6.5. Other Pre-Closing Action. Each party shall use reasonable efforts to cause the fulfillment as soon as practicable of all the conditions to its obligation to consummate the transactions under section 1.

         6.6 Expenses. Each party shall bear its own expenses in connection with this agreement and all obligations to be performed by it under this agreement, except that it is understood and agreed that the Company shall bear up to $75,000 of the expenses of the WCAS Parties in connection with this agreement and their obligations to be performed under this agreement.

         6.7. Publicity. Without otherwise limiting any party's rights under this agreement or otherwise, prior to the Closing (or, if earlier, the termination of this agreement), each party shall consult with and obtain the consent of the other parties before issuing any press release or making any similar public disclosure concerning this agreement or the transactions referred to in this agreement, unless, in the reasonable judgment of the party issuing the release or making the disclosure, the release or disclosure is required as a matter of law (in which case it shall consult as set forth above before issuing the release or making the disclosure).

         6.8. Transfer Taxes. Each party shall pay all sales, stock transfer and other similar taxes and fees in respect of the transfer of securities by it under this agreement.

         6.9. Other Transactions. Each WCAS Party agrees that, prior to the Closing (or, if earlier, the termination of this agreement), it shall not, and shall use reasonable efforts not to permit its officers, directors or other agents (collectively, the "Agents"), directly or indirectly, to (a) take any action to solicit, initiate, encourage, accept or agree to any Acquisition Proposal (as defined below), (b) engage in negotiations with any person or entity that, to the best of its, his or her knowledge, may be considering making, or has made, an Acquisition Proposal or (c) except in accordance with section 6.7, disclose any non-public information relating to the Company or afford access to the assets, books or records of the Company to any person or entity that, to the best of its, his or her knowledge, may be considering making, or has made, an Acquisition Proposal. As used in this section 6.9, the term "Acquisition Proposal" means any offer or proposal for, or any indication of interest in, any merger or other business combination involving the Company, or the acquisition of any equity interest in, or any material portion of the assets of, the Company, other than the transactions contemplated by this agreement.

         7.      Conditions to Closing.

         7.1. Conditions to Obligation of Level 8. The obligation of Level 8 to consummate the transactions under section 1 is subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by Level 8):

                 (a) the representations and warranties of each WCAS Party to Level 8 shall be true and correct in all material respects at and as of the time of the Closing with the same effect as though made again at and as of that time;

                 (b) the agreements to be performed or complied with by each WCAS Party and the Company prior to or at the Closing shall have been performed and complied with by them;

                 (c) each WCAS Party shall have furnished Level 8 with a certificate (dated the date of the Closing) with respect to itself to the effect set forth in clauses (a) and (b) above;

                 (d) the WCAS Parties shall have contributed to the capital of the Company, or caused to be contributed to the capital of the Company, an aggregate amount equal to the lesser of $17,000,000 or the amount of the Company's outstanding liabilities and obligations to NationsBank, N.A. (the "Bank") at the Closing (which amount shall not be less than the amount outstanding at the close of business on November 18, 1998), which the Company shall use at the Closing to pay all such liabilities and obligations to the Bank;

                 (e) each WCAS Party shall have executed and delivered to the Company a release of all claims arising out of the contributions and payment referred to in clause (d) above in form and substance satisfactory to Level 8;

                 (f) the Company and Greyrock Capital shall have executed and delivered documents and instruments that reflect the terms set forth in schedule 7.1(f) in form and substance satisfactory to Level 8;

                 (g) the Company's authorized capital stock shall be comprised of 30,000,000 shares of common stock, 11,980,633 of which shall be outstanding, and 10,000,000 shares of preferred stock, of which 2,094,143 shares of Series A Preferred Stock and 1,762,115 shares of Series B Preferred Stock shall be outstanding. The WCAS Parties shall own the numbers of each class and series of capital stock of the Company set forth on schedule 7.1(g). There shall be no other outstanding shares or options or rights of any kind to acquire any shares of any class of securities or any securities convertible into any shares of any class of securities of the Company, nor shall there be any obligations to issue any such options, rights or securities;

                 (h) Level 8 shall have received not less than $12,000,000 from Liraz Systems Ltd. ("Liraz") to fund the obligations under section 9.1;

                 (i)     there  shall  not  be  in  effect  any   injunction  or
restraining order issued by a court of competent jurisdiction in any action or proceeding against the consummation of the transactions under this agreement;

                 (j) the SEC Information shall not contain any misstatement of a material fact, or omit to state a material fact, about the Company and its subsidiaries, as if the SEC Information were stated again as of the Closing, and there shall have been no material adverse change in the business of the Company and its subsidiaries taken as a whole since September 30, 1998; and

                 (k) the waiting period under the HSR Act shall have expired or terminated.

         7.2. Conditions to Obligations of the WCAS Parties. The obligations of the WCAS Parties to consummate the transactions under section 1 are subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by the WCAS Parties):

                 (a) the representations and warranties of Level 8 to the WCAS Parties shall be true and correct in all material respects at and as of the time of the Closing with the same effect as though made again at and as of that time;

                 (b) the agreements to be performed or complied with by Level 8 prior to or at the Closing shall have been performed and complied with by Level 8;

                 (c) Level 8 shall have furnished each WCAS Party with a certificate (dated the date of the Closing) to the effect set forth in clauses
(a) and (b) above;

                 (d) Level 8 shall have received not less than $12,000,000 from Liraz to fund the obligations under section 9.1;

                 (e)     there  shall  not  be  in  effect  any   injunction  or
restraining order issued by a court of competent jurisdiction in any action or proceeding against the consummation of the transactions under this agreement;

                 (f) the waiting period under the HSR Act shall have expired or terminated; and

                 (g) the WCAS Parties shall have received a release from the Bank from all liabilities and obligations to the Bank in respect of the Company's and its subsidiaries' liabilities and obligations to the Bank, which release shall be in form and substance reasonably satisfactory to the WCAS Parties.

         8.      Documents and Items to be Delivered at the Closing.

         8.1. Documents and Items to be Delivered by the WCAS Parties. At the Closing, the respective WCAS Parties shall deliver, or cause to be delivered, to Level 8 the following:

                 (a) stock certificates evidencing all their respective WCAS Securities, duly endorsed in blank or accompanied by stock transfer powers, and with all required stock transfer tax stamps attached;

                 (b)     the  respective  certificates  referred  to in  section
7.1(c);

                 (c)     the respective  releases referred to in section 7.1(e);
and

                 (d)     evidence of the payment referred to in section 7.1(d).

         8.2. Documents and Items to be Delivered by Level 8. At the Closing, Level 8 shall deliver, or cause to be delivered, to the WCAS Parties, the following:

                 (a) stock certificates representing the Level 8 Shares and the Level 8 Warrants (in the form of exhibit 8.2(a)) referred to in section 1 in the names and denominations set forth in schedule 8.2(a);

                 (b)     the certificate referred to in section 7.2(c); and

                 (c)     evidence of its receipt  of the  funds  referred  to in
section 7.2(d).

         9.      Post-Closing Agreements.

         9.1. Funding of the Company. Immediately after the Closing, Level 8 shall provide the Company with $12,000,000 in the form of a capital contribution or a long-term loan.

         9.2. Transactions with the Company. Prior to the consummation of the merger referred to in section 6.4.4, Level 8 shall not engage in any transaction with the Company on terms less favorable to the Company than the terms on which an unaffiliated third party would engage in such transaction.

         9.3.    Voting and Transfer Restrictions.

         9.3.1. Prior to January 1, 2001 (the "Outside Date"), at any meeting of shareholders of Level 8, each WCAS Party shall grant a proxy to one or more individuals named by Level 8 from time to time to vote all that WCAS Party's Level 8 Shares as Level 8 may from time to time request by notice given to that WCAS Party not fewer than three business days before a particular meeting.

         9.3.2. Prior to the Outside Date, no WCAS Party may sell, exchange or otherwise assign or transfer any Level 8 Shares without the prior written consent of Level 8. Nothing in the preceding sentence, however, shall be deemed to prohibit any transfer of any Level 8 Shares to a partner or affiliate of a WCAS Party, as long as that partner or affiliate agrees to be bound by the provisions of this section 9.3.

         9.3.3. All certificates evidencing Level 8 Shares issued under this agreement or upon exercise of the Level 8 Warrants shall bear the following legends:

                 "The shares evidenced by this certificate were issued in a transaction exempt from the registration requirements of the Securities Act of 1933, and such shares may not be transferred in the absence of an opinion of counsel satisfactory to the Company that such transfer may be effected without registration under the Securities Act of 1933."

                 "The voting and transfer of the shares evidenced by this certificate are subject to the provisions of an agreement dated November 23, 1998, a copy of which is on file at the office of the Company."

         9.3.4. If, at any time before the Outside Date, Level 8 determines to file a registration statement under the Securities Act of 1933 for an underwritten sale to the public of shares of its common stock in whole or in part by any of Level 8's shareholders, Level 8 shall, each such time, promptly give each WCAS Party written notice of its intent to file a registration statement and shall include all shares held by any WCAS Party with respect to which Level 8 has received a written request within 15 days after Level 8 has given notice to the WCAS Party as set forth above specifying the number of shares to be included. Notwithstanding the foregoing, however, in connection with any such offering, Level 8 shall not be required to include a WCAS Party's shares in the offering, unless the WCAS Party shall have accepted the terms of the underwriting and then only in such quantity as will not, in the written opinion of the underwriter, exceed the maximum number of shares that can be marketed without materially and adversely affecting the offering. If, as a consequence of the provisions of the preceding sentence, the number of a WCAS Party's shares included in the offering is reduced, such reduction shall be made pro rata among the shareholders to be included in the offering on the basis of the percentage of shares of the shareholders to be included, and the percentage of the reduction shall not be more than the percentage of reduction applicable to any other selling shareholder in the offering. The rights with respect to such offering by any WCAS Party whose shares are included shall not be less, and the obligations with respect to such offering by any such WCAS Party shall not be greater, than those of any other shareholder whose shares are included in such offering.

         9.4. Related Party Transactions. Until the earlier of the Outside Date or the first date on which the WCAS Parties no longer beneficially own (as defined in the rules under the Exchange Act) at least 50% of the shares of common stock of Level 8 represented by the Level 8 Shares and the Level 8 Shares issuable upon exercise of the Level 8 Warrants issued pursuant to section 1, Level 8 shall not, and shall not permit any of its subsidiaries to, engage in any transaction with Liraz or any affiliate of Liraz on terms less favorable to Level 8 or any such subsidiary than the terms on which an unaffiliated third party would engage in such transaction.

         9.5. Further Assurances. From time to time after the Closing, each party shall take such action and execute and deliver such documents as the others may reasonably request to carry out the transactions contemplated by this agreement.

         9.6.    D&O Matters.

         9.6.1. Level 8 agrees that, for a period of six years after the Closing and except to the extent otherwise required by law, it shall cause the certificate of incorporation and by-laws of the Company to contain provisions with respect to indemnification and exculpation from liability no less favorable to the individuals who, on or prior to the Closing, were directors, officers, employees or agents of the Company (collectively, the "Indemnified Parties") than those set forth in the Company's certificate of incorporation and by-laws in effect immediately before the Closing.

         9.6.2. For a period of six years after the Closing, Level 8 shall use all reasonable efforts to cause the Company to maintain directors' and officers' liability insurance covering those Indemnified Parties who are currently covered by the Company's directors' and officers' liability insurance policy on terms no less favorable to those Indemnified Parties than the terms of the insurance coverage in effect on the date of the Closing for Level 8's own directors and officers.

         9.6.3.  The   Indemnified   Parties  and  the   Company  are   intended
beneficiaries of this section 9.6.

         10.     Indemnification.

         10.1.   General.

         10.1.1. Subject to the provisions of this section 10, each WCAS Party shall indemnify and hold Level 8 harmless from and against all losses, liabilities, damages and expenses (including reasonable attorneys' fees) resulting from any breach of warranty or agreement, or any misrepresentation, by it under this agreement.

         10.1.2. Subject to the provisions of this section 10, Level 8 shall indemnify and hold each WCAS Party harmless from and against all losses, liabilities, damages and expenses (including reasonable attorneys' fees) resulting from any breach of warranty or agreement, or any misrepresentation, by it under this agreement.

         10.2. Exclusivity. Except as specifically set forth in this agreement, no party to this agreement has made, or shall have liability for, any representation, warranty or agreement, express or implied, in connection with the transactions contemplated by this agreement, including any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or Level 8.

         10.3. Survival; Manner of Claims. The representations and warranties in this agreement shall survive the Closing. However, a party shall have no liability under this agreement for breach of warranty or misrepresentation, unless a claim therefor is asserted by another party in a written notice setting forth the representations and warranties with respect to which the claim is made, the facts giving rise to and the alleged basis for the claim and the amount of liability asserted by reason of the claim.

         10.4. Defense of Claims by Third Parties. If any claim is made against a party that, if sustained, would give rise to a liability of another party under this agreement, the party against whom the claim is made shall promptly cause notice of the claim to be delivered to the other party or parties and shall afford the other party or parties and its or their counsel, at its or their sole expense, the opportunity to defend or settle the claim. The failure to provide the notice referred to above shall not relieve the indemnifying party of liability under this agreement, except to the extent the indemnifying party has actually been prejudiced by such failure. If any claim is compromised or settled without the consent of the indemnifying party, no liability shall be imposed upon the indemnifying party by reason of the claim.

         11.     Miscellaneous.

         11.1. Finders. Each party represents and warrants to the others that it has not employed or utilized the services of any broker or finder in connection with this agreement or the transactions contemplated by this agreement.

         11.2.   Governing  Law.  This  agreement   shall  be  governed  by  and
construed in accordance with the law of the state of New York, without giving effect to its conflicts of law principles.

         11.3. Headings. The section headings of this agreement are for reference purposes only, and are to be given no effect in the construction or interpretation of this agreement.

         11.4. Notices. All notices and other communications under this agreement shall be in writing and may be given by any of the following methods:
(a) personal delivery; (b) facsimile transmission; (c) registered or certified mail, postage prepaid, return receipt requested; or (d) overnight delivery service. Notices shall be sent to the appropriate party at its address or facsimile number given below (or at such other address or facsimile number for such party as shall be specified by notice given under this section 11.4):

                 (a)     if to a WCAS Party, to:

                         c/o Welsh, Carson, Anderson & Stowe
                         320 Park Avenue
                         New York, New York 10022-6815
                         Fax no.:  (212) 893-9563
                         Attention:  Robert A. Minicucci

                         with a copy to:

                         Reboul, MacMurray, Hewitt, Maynard &
                            Kristol
                         45 Rockefeller Plaza
                         New York, New York 10011
                         Fax no.:  (212) 841-5725
                         Attention:  Robert A. Schwed, Esq.


                  (b)    if to Level 8, to:

                         Level 8 Systems, Inc.
                         1250 Broadway, 35th Floor

                         New York, New York  10001
                         Fax no.:  (212) 760-2327

                         with a copy to:

                         Proskauer Rose LLP
                         1585 Broadway
                         New York, New York  10036
                         Fax no.:  (212) 969-2900
                         Attention:  Edward W. Kerson, Esq.


All such notices and communications shall be deemed received upon (a) actual receipt by the addressee, (b) actual delivery to the appropriate address or (c) in the case of a facsimile transmission, upon transmission by the sender and issuance by the transmitting machine of a confirmation slip confirming that the number of pages constituting the notice have been transmitted without error. In the case of noticed sent by facsimile transmission, the sender shall contemporaneously mail a copy of the notice to the addressee at the address provided for above. However, such mailing shall in no way alter the time at which the facsimile notice is deemed received.

         11.5. Separability. The invalidity or unenforceability of any provision of this agreement shall not affect the validity or enforceability of any other provision of this agreement, which shall remain in full force and effect.

         11.6. Waiver. Any party may waive compliance by any other party with any provision of this agreement. No waiver of any provision shall be construed as a waiver of any other provision. Any waiver must be in writing and signed by the waiving party.

         11.7. Counterparts. This agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

         11.8. Entire Agreement. This agreement (with its schedules and exhibits) contains, and is intended as, a complete statement of all the terms of the arrangements among the parties with respect to the matters provided for, supersedes all previous agreements and understandings among the parties with respect to those matters, cannot be changed or terminated orally and any amendment or modification must be in writing and signed by the parties to be charged.

                                          LEVEL 8 SYSTEMS, INC.


                                          By:   /s/ Arie Kilman
                                             -------------------------


                                          WCAS PARTIES:

                                          WELSH, CARSON, ANDERSON
                                             & STOWE VI, L.P.

                                          By: WCAS VI Partners, L.P., General
                                                 Partner


                                          By:    /s/ Laura Van Buren
                                             -------------------------
                                                   General Partner


                                          WCAS INFORMATION PARTNERS, L.P.
                                          By: WCAS INFO Partners,
                                                  General Partner


                                          By:    /s/ Laura Van Buren *
                                             -------------------------
                                                  General Partner


                                          WCAS CAPITAL PARTNERS II


                                          By:    /s/ Laura Van Buren
                                             -------------------------
                                                    General Partner


                                                 /s/ Laura Van Buren *
                                             -------------------------
                                                    Patrick J. Welsh


                                                 /s/ Laura Van Buren *
                                             -------------------------
                                                    Russell L. Carson
------------------------
*  As Attorney-in-Fact

                                              /s/ Laura Van Buren *
                                             -------------------------
                                                   Bruce K. Anderson


                                              /s/ Laura Van Buren *
                                             -------------------------
                                                   Richard H. Stowe


                                              /s/ Laura Van Buren *
                                             -------------------------
                                                   Andrew M. Paul


                                              /s/ Laura Van Buren *
                                             -------------------------
                                                  Thomas E. McInerney


                                              /s/ Laura Van Buren
                                             -------------------------
                                                   Laura Van Buren


                                              /s/ James B. Hoover
                                             -------------------------
                                                   James B. Hoover


                                                   Richard H. Stowe, as
                                          Trustee for the Benefit of the IRA of
                                          Richard H. Stowe


                                          By: /s/ Richard H. Stowe
                                             -------------------------

                                              /s/ Laura Van Buren *
                                             -------------------------
                                                   Anthony J. de Nicola


                                          DELAWARE CHARTER TRUST CO., as
                                            Trustee for the Benefit of the
                                            IRA Rollover of James B. Hoover


                                          By:    /s/ James B. Hoover
                                             -------------------------

                                              /s/ Laura Van Buren *
                                             -------------------------
                                                   Robert A. Minicucci

------------------------
*  As Attorney-in-Fact

                                           TRUST U/A DATED 11/26/84 for the
                                             Benefit of Eric Welsh (Carol
                                             Ann Welsh, Trustee)


                                           By:    /s / Carol Ann Welsh
                                             -------------------------

                                           TRUST U/A DATED 11/26/84 for the
                                             Benefit of Randall Welsh (Carol
                                             Ann Welsh, Trustee)


                                           By:    /s/  Carol Ann Welsh
                                             -------------------------

                                           TRUST U/A DATED 11/26/84 for the
                                             Benefit of Jennifer Welsh (Carol
                                             Ann Welsh, Trustee)


                                           By:    /s/  Carol Ann Welsh
                                             -------------------------


                                                 /s/   David F. Bellet
                                             -------------------------
                                                    David F. Bellet

                                           REBOUL, MACMURRAY, HEWITT,
                                             MAYNARD & KRISTOL


                                           By:    /s/  Robert A. Schwed
                                             ---------------------------

                                                                       EXHIBIT 2

                            SEER TECHNOLOGIES, INC.


                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------



                                                                                     Page No.
                                                                                     --------

Report of Independent Accountants.................................................        F-2

FINANCIAL STATEMENTS

Consolidated Balance Sheets.......................................................        F-3
Consolidated Statements of Operations.............................................        F-4
Consolidated Statements of Changes in Stockholders' Equity (Capital Deficiency)...        F-5
Consolidated Statements of Cash Flows.............................................        F-6
Notes to Consolidated Financial Statements........................................        F-7


                       REPORT OF INDEPENDENT ACCOUNTANTS


                               _________________

To the Stockholders of Seer
Technologies, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Seer Technologies, Inc. and its subsidiaries at September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for the opinion expressed above.

     As discussed in Note 18, Level 8 Systems, Inc. has acquired a controlling interest in the Company.


                                    /s/ PricewaterhouseCoopers LLP


Washington, D.C.
December 31, 1998

                            SEER TECHNOLOGIES, INC.
                          CONSOLIDATED BALANCE SHEETS
              (in thousands, except share and per share amounts)

                                                                                September 30,  September 30,
                                                                                    1998         1997
                                                                                 ---------     --------
ASSETS
     Cash and cash equivalents                                                  $   1,040      $ 4,268
     Trade accounts receivable, less allowance for doubtful accounts               17,285       31,383
     Prepaid expenses and other current assets                                      1,476        1,947
     Deferred income taxes                                                              -        1,152
                                                                                ---------      -------
            Total current assets                                                   19,801       38,750

     Trade accounts receivable, net                                                     -        2,041
     Property and equipment, net                                                    1,867        4,528
     Capitalized software costs, net                                                1,140        3,206
     Deferred income taxes, net of valuation allowance                                  -       17,599
     Other assets                                                                     387          411
                                                                                ---------      -------
            Total assets                                                        $  23,195      $66,535
                                                                                =========      =======

LIABILITIES AND STOCKHOLDERS' EQUITY

     Notes payable, due on demand                                               $  38,148     $ 22,052
     Accounts payable                                                               2,897        4,279
     Accrued expenses:
         Compensation                                                                 744        1,964
         Commissions                                                                1,156        1,536
         Restructuring                                                              4,064            -
         Other                                                                      3,459        5,241
     Deferred revenue                                                               7,355        7,813
     Income taxes payable                                                           1,644        1,826
                                                                                ---------     --------
                                                                                   59,467       44,711

     Deferred revenue                                                                 253          981

     Commitments and contingencies (Notes 15 and 16)

     Stockholders' equity (deficiency):
       Convertible preferred stock, $0.01 par value, 10,000,000 shares authorized in 1998 and 1997, respectively:
         Series A - 2,094,143 shares issued and outstanding at September 30,
         1998 and 1997, respectively; $5.969 per share liquidation preference
         (aggregate liquidation value of $12,500,000)                                  21           21
         Series B - 1,732,115 shares issued and outstanding at September 30,
         1998; $2.874 per share liquidation preference (aggregate liquidation
         value of $5,000,000)                                                          18            -
       Common stock $0.01 par value, 30,000,000 shares authorized in 1998 and 1997, respectively; 11,980,216 and 11,865,167 shares
         issued and outstanding at September 30, 1998 and 1997, respectively.         120          119
       Additional paid-in-capital - preferred                                      17,232       12,281
       Additional paid-in-capital - common                                         58,791       58,486
       Cumulative translation adjustments                                            (847)        (644)
       Accumulated deficit                                                       (111,860)     (49,420)
                                                                                ---------     --------
             Total stockholder's equity (deficiency)                              (36,525)      20,843
                                                                                ---------     --------
             Total liabilities and stockholders' equity                         $  23,195     $ 66,535
                                                                                =========     ========

The accompanying notes are an integral part of the consolidated financial statements.

                            SEER TECHNOLOGIES, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (in thousands, except per share amounts)

                                                                                    For the Years Ended
                                                                                        September 30,
                                                                      1998                   1997             1996
                                                                    --------               -------          --------
 Operating revenue:
       Software products                                             $ 6,986              $ 34,244          $ 28,795
       Maintenance                                                    13,557                14,598            13,182
       Services                                                       43,421                54,311            49,680
                                                                    --------               -------          --------
             Total operating revenue                                  63,964               103,153            91,657

Cost of revenue:
       Software products                                               1,786                 1,545             1,562
       Maintenance                                                     6,480                 8,436             9,157
       Services                                                       39,512                41,860            42,401
                                                                    --------               -------          --------
             Total cost of revenue                                    47,778                51,841            53,120

Gross profit                                                          16,186                51,312            38,537

Operating expenses:
       Sales and marketing                                            19,312                30,693            43,982
       Research and product development                               12,894                12,485            16,789
       General and administrative                                      9,999                14,705            19,878
       Restructuring charges                                          13,200                   500             3,000
                                                                    --------               -------          --------
             Total operating expenses                                 55,405                58,383            83,649
                                                                    --------               -------          --------
Loss from operations                                                 (39,219)               (7,071)          (45,112)

Other income (expense):
       Interest income                                                   477                   514               648
       Interest expense                                               (3,488)               (2,181)             (802)
                                                                    --------               -------          --------
             Other income (expense), net                              (3,011)               (1,667)             (154)
                                                                    --------               -------          --------
Loss before provision for income taxes                               (42,230)               (8,738)          (45,266)

Income tax provision (benefit)                                        20,210                 1,228           (13,684)
                                                                    --------               -------          --------
Net loss                                                            $(62,440)              $(9,966)         $(31,582)
                                                                    ========               =======          ========

Loss per share - basic and diluted                                  $  (5.23)              $ (0.85)         $  (2.76)
                                                                    ========               =======          ========

Weighted average common shares outstanding - basic and diluted        11,941                11,707            11,445
                                                                    ========               =======          ========

   The accompanying notes are an integral part of the consolidated financial statements.

                           SEER TECHNOLOGIES , INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)
                     (in thousands, except share amounts)

                                                  Series A                Series B                                     Additional
                                              Preferred Stock         Preferred Stock          Common Stock         Paid-in Capital
                                              Shares     Amount      Shares      Amount      Shares      Amount         Preferred
                                            ----------  --------   ----------   --------   -----------  ---------    ---------------
Balance at September 30, 1995                     -     $      -            -   $      -    11,351,948   $    114     $            -

Issuance of convertible preferred shares     2,094,143        21                                                              12,281
Issuance of common shares                                                                      260,159          2
Cumulative translation adjustment
Net loss
                                             ---------  --------   ----------   ---------  -----------   --------     --------------

Balance at September 30, 1996                2,094,143        21            -           -   11,612,107        116             12,281

Issuance of stock                                                                              263,060          3
Repurchase of common shares                                                                    (10,000)
Cumulative translation adjustment
Net loss
                                             ---------  --------   ----------   ---------  -----------   --------     --------------

Balance at September 30, 1997                2,094,143        21            -           -   11,865,167        119             12,281

Issuance of convertible preferred shares                            1,762,115          18      115,049                         4,951
Issuance of common shares                                                                                       1
Cumulative translation adjustment
Net loss
                                             ---------  --------   ----------   ---------  -----------   --------     --------------

Balance at September 30, 1998                2,094,143  $     21    1,762,115   $      18   11,980,216   $    120     $       17,232

                                             =========  ========   ==========   =========  ===========   ========     ==============

                                                                                                               Total
                                                                                                            Stockholders'
                                                Additional         Cumulative                                 Equity/
                                             Paid-in Capital      Translation          Accumulated           (Capital
                                                 Common            Adjustment           Deficit             Deficiency)
                                             ---------------      ------------         -----------         --------------
Balance at September 30, 1995                 $     56,541          $   (395)           $ (7,822)            $  48,438

Issuance of convertible preferred shares                                                                        12,302
Issuance of common shares                            1,003                                                       1,005
Cumulative translation adjustment                                       (110)                                     (110)
Net loss                                                                                 (31,582)              (31,582)
                                                   -------           -------           ---------              --------
Balance at September 30, 1996                       57,544              (505)            (39,404)               30,053

Issuance of stock                                      992                                                         995
Repurchase of common shares                            (50)                                  (50)                 (100)
Cumulative translation adjustment                                       (139)                                     (139)
Net loss                                                                                  (9,966)               (9,966)
                                                   -------           -------           ---------              --------
Balance at September 30, 1997                       58,486              (644)            (49,420)               20,843

Issuance of convertible preferred shares                                                                         4,969
Issuance of common shares                              305                                                         306
Cumulative translation adjustment                                       (203)                                     (203)
Net loss                                                                                 (62,440)              (62,440)
                                                   -------           -------           ---------              --------
Balance at September 30, 1998                      $58,791           $  (847)          $(111,860)             $(36,525)
                                                   =======           =======           =========              ========

The accompanying notes are an integral part of the consolidated financial statements.

                            SEER TECHNOLOGIES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                                 For the Years Ended
                                                                                    September 30,
                                                                            1998            1997            1996
                                                                          ---------       ---------       ---------
Cash flows from operating activities:
       Net loss                                                           $(62,440)       $ (9,966)       $(31,582)
       Adjustments to reconcile net loss to net cash used in
                    operating activities:
                    Depreciation and amortization                            3,716           4,328           4,408
                    Deferred income taxes                                   18,751          (1,159)        (16,577)
                    Provision for uncollectible accounts                     1,027           4,338          10,158
                    Write -down of assets                                    4,792               -               -
                    Non-cash cost of credit guaranty                            98             336              67
                    Non-cash compensation cost                                   -              86               -
                    Changes in assets and liabilities:
                       Trade accounts receivable                            11,929           8,863          (9,043)
                       Prepaid expenses and other assets                       340           1,882              28
                       Accounts payable, accrued expenses,
                        and income taxes payable                              (882)         (7,899)          2,444
                       Deferred revenue                                     (1,186)         (2,721)          3,922
                                                                           -------        --------        --------
                       Net cash used in operating activities               (23,855)         (1,912)        (36,175)

Cash flows from investing activities:
       Purchases of property and equipment                                    (358)         (1,031)         (2,768)
       Capitalization of software development costs                           (128)         (1,373)         (1,600)
                                                                          --------        --------    ------------
                       Net cash used in investing activities                  (486)         (2,404)         (4,368)

Cash flows from financing activities:
       Issuance of common shares                                               208             797             602
       Repurchase of common shares                                               -            (100)              -
       Issuance of preferred shares                                          5,000               -          12,500
       Preferred stock issuance costs                                          (31)              -            (198)
       Debt issuance costs                                                       -            (280)              -
       Net borrowings under lines of credit                                 15,956           7,813          14,379
                                                                          --------        --------    ------------
                       Net cash provided by financing activities            21,133           8,230          27,283

Effect of exchange rate changes on cash                                        (20)            (23)            (13)
                                                                          --------        --------    ------------

Net increase (decrease) in cash and cash equivalents                        (3,228)          3,891         (13,273)

Cash and cash equivalents:
       Beginning of period                                                   4,268             377          13,650
                                                                          --------        --------    ------------
       End of period                                                      $  1,040        $  4,268        $    377
                                                                          ========        ========    ============
Supplemental disclosures of cash flow information:
       Cash paid during the period for:
                    Income Taxes                                          $  1,326        $  2,400        $  1,596
                                                                          ========        ========    ============
                    Interest                                              $  3,006        $  2,040        $    846
                                                                          ========        ========    ============

During fiscal years 1998 and 1996, the Company issued 30,000 and 75,000 shares of its common stock, respectively, to Welsh, Carson, Anderson, & Stowe IV ("WCAS") in exchange for WCAS's guaranty of one of the Company's lines of
credit.  See Note 5.   The Company recorded expense of $98 and $403 related to
these transactions based on the fair market value of the stock on the date of issuance.

   The accompanying notes are an integral part of the consolidated financial statements.

                            SEER TECHNOLOGIES, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)



NOTE 1.   SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES


Operations


Seer Technologies, Inc. ("Seer" or the "Company") is one of the software industry's earliest pioneers and a long-time leader in component-based software application development. Seer helps Global 5000 companies leverage information technology as a competitive weapon by enabling the deployment and on going renewal of large-scale, business-critical systems. Seer provides solutions for the business problems of delivering application functionality, extending the return on information technology investment and managing enterprise application life cycles in complex development environments through a combination of consulting services, best practices methodologies, application assets and enabling technologies.


Principles of Consolidation


The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions are eliminated in consolidation.


Foreign Currency Translation


The assets and liabilities of foreign subsidiaries are translated to U.S. dollars at the current exchange rate as of the balance sheet date. The resulting translation adjustment is recorded as a separate component of stockholders' equity. Statements of operations items are translated at average rates of exchange during each reporting period. Transaction gains and losses are included in current operations. Realized and unrealized net losses (gains) for transactions denominated in foreign currencies were $10, $136, and $556, respectively, for the fiscal years ended September 30, 1998, 1997, and 1996.


Revenue Recognition


Revenue from the non-exclusive licensing of existing software products is recognized when the software is accepted and delivered or installed by the customer in accordance with the terms of the contract and only if no significant vendor obligations remain and collection of the resulting receivables is deemed probable. For license agreements where maintenance is bundled with the software license for a time period greater than three months, an appropriate portion of the license fees is deferred and amortized over the initial maintenance period.


Revenue from recurring maintenance contracts is recognized ratably over the maintenance contract period, which is typically twelve months. Maintenance revenue that is not yet earned is included in deferred revenue.


Revenue from consulting and training services is recognized as services are performed.


Proceeds from product development contracts are recorded as deferred revenue when collected and the revenue is recognized as the development work is performed.


The Company typically does not grant to its customers a contractual right to return software products. Accordingly, no provision for estimated returns is recorded at the time of sale. When approved by management, however, the Company will accept returns of certain software products and will provide an allowance for those specific transactions.


Cost of Revenue


The primary components of the Company's cost of revenue for its software products are packaging and distribution costs, software amortization and royalties. The primary components of the Company's cost of revenue for maintenance are payments under various distribution and marketing agreements with IBM and customer support. A portion of the costs related to customer support are deferred and recognized as the service is provided. The primary component of the Company's cost of revenue for services is compensation expense.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less from the date of purchase. For these instruments, the carrying amount is a reasonable estimate of fair value. The Company places substantially all cash and cash equivalents with various financial institutions in both the United States and several foreign countries. At times, such cash and cash equivalents may be in excess of FDIC insurance limits.


Property and Equipment


Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets as follows:

  Leasehold improvements        The lesser of the lease term
                                or estimated useful life

  Furniture and fixtures        3 to 5 years

  Office equipment              3 years

  Computer equipment            4 years

Expenditures for repairs and maintenance are charged to expense as incurred.
The cost and related accumulated depreciation of property and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations.


Software Costs


The Company capitalizes certain software costs after technological feasibility of the product has been established. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenue, estimated economic life and changes in software and hardware technologies.


All capitalized software costs are amortized over related sales on a product-by-product basis at the greater of the amount computed using (a) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues or (b) the straight-line method over the remaining estimated economic life of the product. Generally, an original estimated economic life of three years is assigned to capitalized software costs, once the product is available for general release to customers. Costs incurred prior to the establishment of technological feasibility is charged to research and development expense. Each quarter, the Company evaluates the value of its capitalized software costs based on the estimated discounted future cash flows.


Research and Product Development


Research and product development costs are expensed as incurred.


Forward Exchange Contracts


The Company conducts its business in various foreign currencies. As a result, it is subject to the transaction exposures that arise from foreign exchange rate movements between the dates that foreign currency transactions are recorded and the date they are consummated. The Company enters into foreign exchange forward contracts to hedge the effect of fluctuating foreign currencies on its results of operations (see Note 11). Gains and losses associated with exchange rate fluctuations on forward contracts are recorded currently as income or loss as they offset corresponding gains and losses on the foreign currency denominated assets or liabilities being hedged. The gains and losses are computed by multiplying the foreign currency amounts of the forward contracts by the difference between the quoted market spot rate at the balance sheet date and the spot rate at the date of inception of the forward contracts. The costs of the forward contracts are recorded as expense over the lives of the contracts. Cash flows related to forward exchange contracts are classified in the Consolidated Statement of Cash Flows in the same categories as the hedged assets or liabilities.


Income Taxes


The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" to account for income taxes. This statement requires an asset and liability approach that recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactments of changes in the tax law or rates are generally considered.

Earnings/(Loss) Per Share


During fiscal year 1998, the Company adopted the provisions of SFAS No. 128, "Earnings per Share", which specifies the computation, presentation, and disclosure requirements for earnings per share. All prior period earnings per share data has been restated, as applicable, to conform with the provisions of the statement.

Basic earnings (loss) per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed based upon the weighted average number of common shares outstanding and any potentially dilutive securities. Basic earnings (loss) per share equals diluted earnings (loss) per share for all periods presented since the inclusion of potentially dilutive securities would be anti-dilutive to the diluted earnings (loss) per share calculations. Potentially dilutive securities outstanding during fiscal years 1996, 1997 and 1998 include stock options, nonvested stock, and Series A convertible preferred stock. Series B convertible preferred stock were also potentially dilutive securities outstanding since the third quarter of fiscal year 1998.


Stock-Based Compensation


The Company has adopted the disclosure provisions of SFAS 123 and has applied Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized in the Consolidated Statement of Operations for its stock option plans. See Note 7.


Accounting Estimates


The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates.


Reclassifications


Certain prior year amounts in the accompanying financial statements have been reclassified to conform to the 1998 presentation. Such reclassifications had no effect on previously reported net income or stockholders' equity.

NOTE 2.   PROPERTY AND EQUIPMENT


Property and equipment consists of the following at September 30:


                                                     1998              1997
                                                   ---------         ---------
Computer equipment                                  $ 3,532           $ 12,961
Leasehold improvements                                1,675              2,122
Office equipment                                      1,194              1,286
Furniture and fixtures                                1,884              2,354
                                                    -------           --------
                                                      8,285             18,723

Less accumulated depreciation and amortization       (6,418)           (14,195)
                                                    -------           --------
                                                    $ 1,867           $  4,528
                                                    =======           ========

Depreciation and amortization expense was $2,027, $2,962, and $3,137 for the fiscal years ended September 30, 1998, 1997, and 1996, respectively.

During the second quarter of fiscal year 1998, property and equipment was written down for obsolescence and retirement of assets based on the Company's revised business plan. The write down totaled $901 and is included in restructuring charges in the Consolidated Statement of Operations. See Note 12.


NOTE 3.   CAPITALIZED SOFTWARE COSTS

For the fiscal years ended September 30, 1998, 1997 and 1996, the Company capitalized $128, $1,372, and $1,600, respectively, of internal costs related to developing software for sale. During the fiscal years ended September 30, 1998, 1997 and 1996, the Company recognized $1,544, $1,223, and $968, respectively, of expense related to the amortization of these costs, which is recorded in cost of revenue, software products, in the Consolidated Statements of Operations.
During the second quarter of fiscal year 1998, capitalized software cost was written down to its fair value based on the Company's revised business plan.
The write down totaled $650 and is included in the restructuring charges in the Consolidated Statement of Operations. Accumulated amortization of capitalized software costs is $4,096 and $2,814 at September 30, 1998 and 1997, respectively.

NOTE 4.   ACCOUNTS RECEIVABLE

Trade accounts receivable consists of the following at September 30:

                                                                                  1998              1997
                                                                                ---------         ---------
Current trade accounts receivable                                                $19,585           $33,355
Less:  Allowance for doubtful accounts                                            (2,124)           (1,360)
           Unamortized discount                                                     (176)             (612)
                                                                                 -------           -------
                                                                                 $17,285           $31,383
                                                                                 =======           =======
Noncurrent trade accounts receivable                                             $     -           $ 2,414
Less:  Unamortized discount                                                            -              (373)
                                                                                 -------           -------
                                                                                 $     -           $ 2,041
                                                                                 =======           =======

Approximately $4,118 and $8,942 of current trade receivables were unbilled at September 30, 1998 and 1997, respectively. All noncurrent receivables were unbilled at September 30, 1997. Discounts on receivables with payment terms in excess of one year were calculated based on an imputed interest rate of 12% for the fiscal year ended September 30, 1997. There were no receivables with payment terms in excess of one year recorded during the fiscal year ended September 30, 1998.

The provision for uncollectible amounts was $1,027, $4,338 and $10,158 for the years ended September 30, 1998, 1997, and 1996, respectively. During the second and third quarters of fiscal year 1998, accounts receivable was written down due to a deterioration in specific client relationships as a result of the Company's revised business plan. The write down totaled $3,000 and is included in restructuring charges in the Consolidated Statement of Operations. Write-offs of accounts receivable were $3,263, $12,329, and $1,457 for the years ended September 30, 1998, 1997, and 1996, respectively.


NOTE 5.   CREDIT FACILITIES

At September 30, 1998, the Company maintained two credit facilities (the "Revolving Facility" and the "Guaranteed Facility") which provided for combined borrowings of up to $42 million for working capital purposes based on the Company's eligible accounts receivable, as defined in the loan agreements. The Revolving Facility allows for borrowings of up to $25 million, bears interest at the London Interbank Offered Rate ("LIBOR") plus 5.0% and is collateralized by the Company's accounts receivable, equipment and intangibles. The Guaranteed Facility allows for borrowings of up to $17 million and bears interest at the higher of LIBOR plus 1.25% or .5% plus the prime rate quoted by the Federal Reserve. Until December 31, 1998, the Guaranteed Facility was guaranteed by the Company's principal stockholder, Welsh, Carson, Anderson, & Stowe VI, L.P. ("WCAS"), pursuant to an agreement with the Company. Borrowings under the Revolving Facility must always exceed borrowings under the Guaranteed Facility. There are no other financial covenants for either credit facility. As of September 30, 1998, the Company had outstanding borrowings of $21,223 under the Revolving Facility and $16,925 under the Guaranteed Facility. The interest rates for the Revolving Facility and the Guaranteed Facility were 10.6% and 8.5%, respectively, at September 30, 1998.

During fiscal year 1997, the Company incurred approximately $280 in connection with the renegotiation of its revolving credit facility. The loan costs were amortized over the initial term of the facility and were fully amortized at September 30, 1998. The unamortized loan costs of $140 at September 30, 1997 are included in the Consolidated Balance Sheet as a deduction from notes payable.

In exchange for WCAS' guarantee of its credit facility, the Company issued 30,000 and 75,000 shares of its common stock to WCAS in fiscal years 1998 and 1996, respectively. The Company recorded expense of $98 and $403 related to these transactions based on the fair market value of the stock on the date of issuance.

Additionally, at September 30, 1998, the Company had a line of credit of $500 available to enter foreign exchange contracts which was also guaranteed by WCAS. At September 30, 1998 the aggregate notional amount of foreign exchange contracts outstanding was $6,308.

Subsequent to September 30, 1998, the Company and its lender completed several amendments to the Revolving Facility and the Guaranteed Facility and foreign exchange line of credit were terminated. See Note 18.


NOTE 6.   CONVERTIBLE PREFERRED STOCK

During April, 1998, the Company completed its agreement to sell 1,762,115 shares of its Series B Convertible Preferred Stock (the "Preferred Stock") to WCAS and certain WCAS affiliates, resulting in gross proceeds to the Company of $5 million.

During August 1996, the Company sold 2,094,143 shares of its newly authorized Series A Convertible Preferred Stock (the "Preferred Stock") to WCAS and certain WCAS affiliates, resulting in gross proceeds to the Company of $12,500. Approximately $198 of expenses was incurred in connection with the stock issuance and has been recorded in the Consolidated Statement of Stockholders' Equity (Capital Deficiency) as an offset to the Preferred Stock proceeds.

Each share of Preferred Stock may be converted at any time at the option of the holder into shares of Common Stock at a conversion rate of one common share for each share of Preferred Stock, subject to adjustment upon the occurrence of certain events. The Preferred Stock is not entitled to receive dividends in any fixed amount but will receive dividends on an as converted basis in the event that a dividend is paid on the Common Stock. The Preferred Stock will rank senior in right of payment to the Common Stock. In the event of any liquidation, dissolution or winding up of the Company, holders of Series A and Series B Preferred Stock will be entitled to receive a liquidation preference of $5.969 and $2.8375 per share, respectively, before payment is made or assets are distributed to holders of the Common Stock. In addition, the holders of Preferred Stock are entitled to vote together with the holders of Common Stock on all matters to be voted on by the stockholders of the Company.

The Company is subject to certain restrictions while shares of Preferred Stock remain outstanding, including restrictions on the Company's ability to declare dividends, purchase or redeem any outstanding shares of its Common Stock, create or authorize the creation of additional classes of capital stock of the Company, increase the authorized amount of Preferred Stock, create or authorize the creation of any securities convertible into shares of Preferred Stock or any other class of capital stock of the Company.


NOTE 7.   STOCK-BASED COMPENSATION PLANS

The Company has a Stock Option and Restricted Stock Purchase Plan pursuant to which certain employees and officers of the Company have been or will be granted nonvested stock or stock options to acquire up to a maximum of 2,900,000 shares of the Company's common stock. Option exercise prices are no less than 100% of the fair market value at the date of grant, and vested options may be exercised for a period of up to ten years from the date of grant. During the fiscal year ended September 30, 1996, the Company exchanged all options with exercise prices of $7.50 or more per share for options with an exercise price of $6.38 per share, which was the fair market value of the Company's common stock on the date of exchange. During the fiscal year ended September 30, 1998, the Company exchanged all options held by employees with exercise prices of $4.75 or more per share for options with an exercise price of $4.59. Effective October 1, 1996, the vesting provisions of the plan were amended so that the nonvested stock and stock options issued after that date vest over a specified period of time as determined by the Company's compensation committee when the options are granted. Vesting provisions for options issued prior to October 1, 1996 were amended so that any options existing at October 1, 1996 vested over a four year period.

The Company also has a Stock Option Plan for Non-Employee Directors, pursuant to which non-employee directors can be granted options to acquire up to 200,000 shares of the Company's common stock, with a maximum of 10,000 options available per non-employee director. The options vest in one-third increments on each of the first through third anniversaries of the grant date.

Activity for stock options issued under these plans for the fiscal years ending September 30, 1998, 1997 and 1996 is as follows:


                                                                                                                   Weighted
                                                                                                                    Average
                                                                             Plan            Option Price          Exercise
                                                                           Activity           per Share              Price
                                                                          ----------        --------------        ----------
Balance at September 30, 1995                                              2,147,650        $3.25 - $18.00           $3.38
     Granted                                                                 735,450         5.50 -  18.00            9.91
     Exercised                                                              (185,159)        3.25 -  10.00            3.26
     Forfeited                                                              (581,696)        3.25 -  14.50            3.64
                                                                          ----------
Balance at September 30, 1996                                              2,116,245         3.25 -  18.00            4.74
     Granted                                                                 808,625         3.25 -   6.50            4.37
     Exercised                                                              (243,696)        3.25 -   6.38            3.26
     Forfeited                                                              (907,805)        3.25 -   6.38            3.64
                                                                          ----------
Balance at September 30, 1997                                              1,773,369         3.25 -  18.00            5.31
     Granted                                                               2,240,600         2.84 -   7.88            3.64
     Exercised                                                               (63,716)        3.25 -   6.38            3.36
     Forfeited                                                            (1,550,827)        2.84 -   8.25            4.76
                                                                          ----------
Balance at September 30, 1998                                              2,399,426         3.25 -  14.50            3.32
                                                                          ==========

The weighted average grant date fair value of options issued during the years ended September 30, 1998, 1997 and 1996 was equal to $1.82, $2.72 and $3.87 per share, respectively. The fair value of options granted during the fiscal years ended September 30, 1998, 1997 and 1996 was equal to $4,413, $2,159 and $2,813, respectively. There were no option grants issued below fair market value during fiscal years 1998, 1997 or 1996.

The fair value of the Company's stock-based awards to employees was estimated as of the date of the grant using the Black-Scholes option-pricing model, using the following weighted-average assumptions:


Expected life (in years)                    3
Expected volatility                        77%
Risk free interest rate                  5.53%
Expected dividend yield                     0%

For disclosure purposes, the adjusted estimated fair value of the Company's stock-based awards to employees is amortized over the vesting period. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS 123, the Company's net loss and loss per share for the fiscal years September 30, 1998, 1997, and 1996 would have been increased to the pro forma amounts indicated below. The Company's adjusted information follows (in thousands, except for per share information):


                                                                                 1998               1997               1996
                                                                               ---------         ----------         -----------
Net loss, as reported                                                          $(62,440)          $ (9,966)          $(31,582)
Net loss, as adjusted                                                           (63,348)           (10,591)           (31,703)

Pro forma net loss per share, as reported                                      $  (5.23)          $  (0.85)          $  (2.76)
Pro forma net loss per share, as adjusted                                      $  (5.31)          $  (0.90)          $  (2.77)

At September 30, 1998, 1997 and 1996 options to purchase approximately 382,067, 284,015 and 184,348 shares of common stock were exercisable, respectively, pursuant to the plans at prices ranging from $3.25 to $18.00. The following table summarizes information about stock options outstanding at September 30, 1998:

                                                Remaining
                                             Contractual Life
                         Number                for Options            Number
  Exercise Price      Outstanding              Outstanding          Exercisable
  --------------      -----------            -----------------      -----------
       $2.50              50,000                   9.50                 50,000
       $2.84           1,528,150                   9.61                      -
       $3.25             234,086                   6.12                202,622
       $3.75              89,375                   8.14                 23,750
       $4.59             397,582                   9.61                 72,130
       $4.75              20,002                   8.33                 13,334
       $5.00              40,000                   7.91                 10,000
       $6.38                 233                   8.79                    233
       $7.00              30,000                   8.95                      -
      $10.00               3,333                   6.42                  3,333
      $14.50               6,665                   7.00                  6,665
                       ---------                                       -------
                       2,399,426                                       382,067
                       =========                                       =======

During the fiscal year ended September 30, 1997, the Company issued 38,500 shares of nonvested stock to employees. The Company recognized compensation expense with respect to nonvested stock awards equal to the difference between the market price and the par value of the stock on the grant date. Compensation expense recognized during fiscal year 1997 for nonvested stock was $172. Of the total shares issued, 21,750 shares vested during fiscal year 1988, and the remaining shares were forfeited.


NOTE 8.   EMPLOYEE BENEFIT PLANS


The Company has a 401(k) plan for all U.S. employees. Effective January 1, 1997, the Company amended the plan to provide a 25% matching contribution for an employee's contribution up to 4% of an employee's salary. Participants must be employed at December 31 of each calendar year to be eligible for employer matching contributions. During fiscal year 1998, the Company recorded expense of $257 related to the matching contribution. Prior to this amendment, matching contributions were made at the discretion of the Board of Directors. For the year ended September 30, 1996, the Board of Directors did not authorize any contributions to the 401(k) plan.

The Company also has employee benefit plans for each of its foreign subsidiaries, as mandated by each country's laws and regulations. Expense recognized under these plans for the years-ended September 30, 1998, 1997, and 1996 was $669, $684, and $629, respectively.

The Company has an Employee Stock Purchase Plan for its employees. The plan allows employees to purchase shares of the Company's common stock for 85% of fair market value. The Company is responsible for the differential in market value, as well as, all administrative costs of the plan. For fiscal years 1998, 1997, 1996, the Company incurred expenses of $26, $48, and $31, respectively, for the plan.


NOTE 9.   SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISK

No one customer accounted for more than 10% of operating revenue for the fiscal years ended September 30, 1998, 1997, and 1996.

The Company has entered into several marketing and distribution agreements with IBM throughout the world. Transactions resulting from these agreements are as follows for the fiscal years ended September 30:

                                             1998            1997           1996
                                           ---------       --------       --------
Expenses incurred                           $ 2,128         $ 1,720         $ 4,907
Revenues generated                          $24,456         $55,029         $59,493
Percentage of revenues                           38%             53%             65%
Percentage of outstanding
     receivables                                 37%             46%             70%

As of September 30, 1998 and 1997, the Company had outstanding trade accounts receivable primarily from 86 and 97 customers, respectively. It is the policy of the Company to closely monitor all accounts receivable and to record a provision for uncollectible accounts when the uncollectible amounts are estimable. Generally, no collateral is required.


NOTE 10.  SEGMENT INFORMATION


In 1998, the Company adopted SFAS 131, "Enterprise and Related Information." SFAS 131 supercedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's relating segment. The prior year's segment information has been restated to present the Company's four reportable segments
- (1) Software, (2) Maintenance, (3) Services, and (4) Research and Development.

The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies." Segment data includes a charge allocating all corporate-headquarters costs to each of its operating segments based on each segment's proportionate share of expenses. The Company evaluates the performance of its segments and allocates resources to them based on earnings (loss) before interest, taxes, and restructuring charges (EBITR).

The table below presents information about reported segments for the years ending September 30:


FY 1998
-----------------------------------------------------------------------------------------
                                                                Research and
(in thousands)            Software    Maintenance   Services     Development      Total
-----------------------------------------------------------------------------------------
Total Revenue             $  6,986        $13,557    $43,421        $      -     $ 63,964
Total EBITR               $(16,962)       $ 6,267    $(1,031)       $(14,293)    $(26,019)
-----------------------------------------------------------------------------------------

FY 1997
-----------------------------------------------------------------------------------------
                                                                Research and
(in thousands)           Software     Maintenance   Services    Development       Total
-----------------------------------------------------------------------------------------
Total Revenue             $ 34,244        $14,598    $54,311        $      -     $103,153
Total EBITR               $ (3,203)       $ 4,860    $ 5,971        $(14,199)    $ (6,571)
-----------------------------------------------------------------------------------------

FY 1996
-----------------------------------------------------------------------------------------
                                                                Research and
(in thousands)           Software     Maintenance   Services    Development       Total
-----------------------------------------------------------------------------------------
Total Revenue             $ 28,795        $13,182    $49,680        $      -     $ 91,657
Total EBITR               $(24,698)       $ 2,426    $  (122)       $(19,719)    $(42,113)
-----------------------------------------------------------------------------------------

A reconciliation of total segment revenue to total consolidated revenues and of total segment EBITR to total consolidated income before taxes, for the years ended September 30, 1998, 1997 and 1996 is as follows:

                                                   1998                             1997                             1996
                                                ---------                         --------                        ---------
Total EBITR                                     $(26,019)                         $(6,571)                        $(42,113)
Restructuring charges                            (13,200)                            (500)                          (3,000)
Interest expense                                  (3,011)                          (1,667)                            (154)
                                                --------                          -------                         --------
Total loss before income taxes                  $(42,230)                         $(8,738)                        $(45,267)
                                                ========                          =======                         ========

The following table presents a summary of revenue by geographic region for the fiscal years ended September 30:

                                         1998           1997           1996
                                       --------      ---------       --------
United States                          $17,544       $ 32,864        $28,974
United Kingdom                           8,935         15,899          3,951
Denmark                                  6,226          4,420          5,157
Italy                                    5,395         12,738         14,770
Switzerland                              3,687          2,965          1,850
Norway                                   3,130          3,561          2,120
Australia                                2,858          4,726          3,167
Germany                                  2,780          6,233          9,588
Other                                   13,140         19,747         22,080
                                       -------       --------        -------
     Total revenue                     $63,965       $103,153        $91,657
                                       =======       ========        =======

Foreign revenue is based on the country in which the customer is domiciled.

The following table represents a summary of long-lived assets by geographic region as of September 30:

                                    1998           1997           1996
                                  --------       --------       --------
United States                      $2,383         $6,208         $7,431
United Kingdom                        487            979          1,438
Other                                 137            547            647
                                   ------         ------         ------
     Total assets                  $3,007         $7,734         $9,516
                                   ======         ======         ======


The Company's foreign operations are reimbursed by the Company for their costs plus an appropriate mark-up for profit. Intercompany profits and losses are eliminated in consolidation.


NOTE 11.  FOREIGN CURRENCIES AND FORWARD EXCHANGE CONTRACTS

At September 30, 1998, the Company had approximately $628 and $8,754 U.S. dollar equivalent cash and trade receivable balances, respectively, denominated in foreign currencies. At September 30, 1997, the Company had approximately $1,378 and $15,618 U.S. dollar equivalent cash and trade receivable balances, respectively, denominated in foreign currencies.

The more significant trade accounts receivable denominated in foreign currencies as a percentage of total trade accounts receivable were as follows:

                                    1998            1997
                                   ------          ------
Pound Sterling                     10.9%            9.2%
Australian Dollar                   1.2%            7.2%
Deutsche Mark                       3.5%            2.0%
Brazilian Real                      3.1%            4.2%
Italian Lira                        8.1%           12.4%
Danish Krona                        4.9%            3.1%

The Company enters into forward exchange contracts to hedge the exposures that arise from foreign exchange movements between dates that foreign currency denominated receivables and payables are recorded and the date they are paid. The Company does not engage in foreign currency speculation. The forward contracts are generally 60 to 90 day forward window contracts having maturities of less than one year. The table below summarizes, by currency, the contractual amounts of the Company's forward contracts for the years ended September 30:

1998
----

    Outbound transactions
                                                                        As of September 30, 1998
                                                                    --------------------------------
                                           Original     Contract    Contract    Fair     Unrealized
Currency                                   Contracts   Drawdowns    Balance     Value    Gain/(Loss)
--------                                   ---------   ----------   --------   -------   -----------
Australian Dollars                           $   140    $   (140)     $    -    $    -          $ -
Pound Sterling                                16,030     (16,030)          -         -            -
Deutsche Mark                                  1,322      (1,322)          -         -            -
Irish Punt                                     1,760        (640)      1,120     1,196           76
                                             -------    --------      ------    ------          ---
     Total                                   $19,252    $(18,132)     $1,120    $1,196          $76
                                             =======    ========      ======    ======          ===

Inbound Transactions
                                                                        As of September 30, 1998
                                                                    --------------------------------
                                           Original     Contract    Contract    Fair     Unrealized
Currency                                   Contracts   Drawdowns    Balance     Value    Gain/(Loss)
--------                                   ---------   ----------   --------   -------   -----------
Australian Dollars                           $ 1,427    $ (1,427)     $    -    $    -        $   -
Pound Sterling                                10,590      (8,742)      1,848     1,887          (39)
Canadian Dollars                                 520        (520)          -         -            -
Danish Krona                                   6,230      (5,870)        360       380          (20)
Deutsche Mark                                  2,723      (2,177)        546       563          (17)
Dutch Guilder                                  1,976      (1,739)        237       241           (4)
French Franc                                     567        (479)         88        93           (5)
Italian Lira                                   9,860      (8,948)        912       943          (31)
Norwegian Krone                                4,450      (4,128)        322       335          (13)
South African Rand                             1,760      (1,430)        330       348          (18)
Spanish Peseta                                   899        (602)        297       299           (2)
Swedish Krone                                  2,139      (1,891)        248       257           (9)
                                             -------    --------      ------    ------        -----
     Total                                   $43,141    $(37,953)     $5,188    $5,346        $(158)
                                             =======    ========      ======    ======        =====

 1997
 ----
Outbound transactions
                                                                        As of September 30, 1997
                                                                    --------------------------------
                                           Original     Contract    Contract    Fair     Unrealized
Currency                                   Contracts   Drawdowns    Balance     Value    Gain/(Loss)
--------                                   ---------   ----------   --------   -------   -----------
Australian Dollars                           $   389    $   (389)     $    -    $    -          $ -
Pound Sterling                                13,264      (7,865)      5,399     5,496           97
Deutsche Mark                                  3,405      (3,405)          -         -            -
                                             -------    --------      ------    ------          ---
     Total                                   $17,058    $(11,659)     $5,399    $5,496          $97
                                             =======    ========      ======    ======          ===

Inbound Transactions
                                                                        As of September 30, 1997
                                                                    --------------------------------
                                           Original     Contract    Contract    Fair     Unrealized
Currency                                   Contracts   Drawdowns    Balance     Value    Gain/(Loss)
--------                                   ---------   ----------   --------   -------   -----------
Australian Dollars                           $ 2,629    $ (2,629)     $    -    $    -        $   -
Pound Sterling                                24,430     (22,882)      1,548     1,570          (22)
Canadian Dollars                                 926        (628)        298       299           (1)
Danish Krona                                   4,371      (3,880)        491       494           (3)
Deutsche Mark                                  9,156      (8,719)        437       458          (21)
Dutch Guilder                                    865        (865)          -         -            -
Italian Lira                                  21,058     (19,526)      1,532     1,589          (57)
Norwegian Krone                                4,456      (4,182)        274       291          (17)
Spanish Peseta                                 1,303      (1,156)        147       154           (7)
Swedish Krone                                  5,826      (5,645)        181       185           (4)
Other                                          1,005        (989)         16        17           (1)
                                             -------    --------      ------    ------        -----
     Total                                   $76,025    $(71,101)     $4,924    $5,057        $(133)
                                             =======    ========      ======    ======        =====

Unrealized gains and losses on forward contracts reflect changes in exchange rates and are recorded directly in income, as they offset corresponding unrealized gains and losses on the foreign currency denominated assets being hedged (see Note 1). Forward contract liabilities related to unrealized losses are recorded as other accrued expenses in the Consolidated Balance Sheet.

The Company is exposed to exchange related losses on forward contracts should a transaction with a related forward exchange contract not be consummated by the forward contract expiration date. In such instances, the Company extends or repurchases the contract at the then prevailing market rates. Net realized (gains) losses on the extension or repurchase of contracts totaled ($15), $156, and $88 for the fiscal years ended September 30, 1998 and 1997, and 1996, respectively.

NOTE 12.  RESTRUCTURING CHARGES

During the second quarter of fiscal year 1998, the Company began work on a revised business plan, necessitated by a decline in demand for the Company's software products. As a result of this effort, at the end of the second quarter of fiscal year 1998, the Company announced its plans to streamline its sales and marketing organizations, as well as reorganize its technical operations into one cohesive unit, providing improved product support and more focused development of new products. The general and administrative organization within the Company was also streamlined to support the newly-restructured operating divisions. The restructuring included a staff reduction of approximately 5% (31 employees), the abandonment of leased facilities in the US, Brazil, and Singapore, and the write-down to fair value of certain assets or accrual of costs related to products, distribution channels, and vendor-provided product support contracts which were being discontinued. The Company recorded a restructuring charge of $9,000 during the second quarter of fiscal year 1998, which consisted of approximately $1,400 in personnel-related charges, approximately $1,100 of costs associated with carrying vacated space until the lease expiration date, approximately $2,700 in write-down of assets, approximately $3,000 for contractually obligated product support services, and approximately $700 in professional fees related to the restructuring.

The Company completed its restructuring in the third quarter of fiscal year 1998 and recorded an additional charge of $4,200. An additional staff reduction of approximately 8% (37 employees) was made. This restructuring charge consisted of approximately $1,100 in personnel related-charges, approximately $2,000 in the write-down of assets for discontinued distribution channels, and approximately $1,100 in professional fees related to the restructuring.

The Company's efforts to settle these restructuring liabilities resulted in a change in the Company's estimates in regard to the specific categories of expense, however, the amount of the overall charge has not changed. The revised estimated reflects a total restructuring charge of $2,500 for personnel related charges, approximately $500 of premises related costs, approximately $4,700 in write-down of assets, and approximately $1,100 for contractually obligated product support services, and approximately $4,400 in professional fees and legal settlement. See Note 16. To date, the Company has paid approximately $4,400 in cash related to the restructuring. The Company believes the accrued restructuring cost of $4,100 at September 30, 1998 represents its remaining cash obligations.

During the third quarter of the fiscal year ended September 30, 1996, the Company developed and implemented a reorganizational plan which included, among other things, a 9% staff reduction (75 employees) and the abandonment of certain leased facilities. The Company recorded a restructuring charge of $3,000, which consisted of approximately $1,400 in personnel-related charges and approximately $1,600 of costs associated with carrying vacated space until the lease expiration date. In the first quarter of 1997, the Company recorded an additional restructuring charge of $500 for severance and lease costs related to its reorganizational plan. To date, the Company has paid approximately $3,500 in cash related to the restructuring. The Company believes there are no remaining obligations related to this restructuring at September 30, 1998.


NOTE 13.  INCOME TAXES

The provision for income taxes consists of the following for the years ended September 30:

                                                            1998             1997              1996
                                                       --------------   ---------------   ---------------
Federal - current                                      $            -   $            -    $            -
State and local - current                                           -                -                 -
                                                       --------------   ---------------   ---------------
                                                                   -                 -                 -
Foreign taxes and withholdings                                  1,459            2,176             2,501
                                                              -------           ------          --------
     Current taxes                                              1,459            2,176             2,501
                                                              -------           ------          --------

Federal - deferred                                                  -             (757)          (12,832)
State and local - deferred                                          -             (191)           (3,353)
                                                              -------           ------          --------
     Deferred taxes                                                 -             (948)          (16,185)
                                                              -------           ------          --------
     Change in beginning of year
     valuation allowance                                       18,751                -                 -
                                                              -------           ------          --------
     Total income tax expense (benefit)                       $20,210           $1,228          $(13,684)
                                                              =======           ======          ========

Seer Technologies, Inc. and its U.S. subsidiary file a consolidated Federal income tax return. Foreign subsidiaries file income tax returns in their respective countries. Foreign tax credit carryforwards of approximately $2,268 exist at September 30, 1998. These carryforwards expire from 1999 to 2001 if not utilized. Federal alternative minimum tax credit carryforwards of $184, which have no expiration period, also exist at September 30, 1998. The Company's federal net operating loss carryovers of approximately $89,471 expire in 2011, 2012 and 2018 if not utilized.


Income before provision for income taxes as shown in the Consolidated Statements of Operations consists of the following for the years ended September 30:


                                        1998            1997            1996
                                    -------------   -------------   -------------
Domestic                                $(43,747)       $(11,214)       $(47,868)
Foreign                                    1,517           2,476           2,602
                                        --------        --------        --------
                                        $(42,230)       $ (8,738)       $(45,266)
                                        ========        ========        ========

A reconciliation of expected income tax at the statutory Federal rate with the actual income tax expense (benefit) is as follows for the fiscal years ended September 30:

                                                                              1998            1997             1996
                                                                           ----------      ----------       ----------
Expected income tax benefit at
     statutory rate (34%)                                                  $(14,351)        $(2,971)        $(15,391)
Increase (decrease) in income tax
     expense resulting from:
     Non deductible expenses                                                     87             213              197
     State income taxes                                                      (2,957)         (1,693)          (2,915)
     Effect of foreign operations including
          withholding taxes                                                   1,236           2,177            2,505
     Other                                                                        -              92              (92)
     Effect of change in valuation allowance                                 36,195           3,410            2,012
                                                                           --------         -------         --------
                                                                           $ 20,210         $ 1,228         $(13,684)
                                                                           ========         =======         ========

The components of net deferred tax assets are as follows for the years ended September 30:

                                                                                 1998           1997
                                                                              ---------       ---------
Current assets:
     Deferred revenue                                                         $    122          $   303
     Accrued liabilities                                                         1,307              504
     Bad debt expense                                                              786              503
     Other                                                                         (36)            (158)
                                                                              --------          -------
     Net current deferred tax asset                                              2,179            1,152

Noncurrent assets:
     Depreciation                                                                  536              465
     Deferred revenue                                                                -               49
     Foreign tax credits                                                         2,268            3,212
     Minimum tax credits                                                           184              184
     Research and development tax credit                                         3,000            2,282
     Net operating loss carryforward                                            33,104           21,446
                                                                              --------          -------
     Net noncurrent deferred tax asset                                          39,092           27,638

     Valuation allowance                                                       (40,850)          (8,853)

Noncurrent liabilities:
     Capitalized software costs                                                   (421)          (1,186)
                                                                              --------          -------
     Net deferred tax asset                                                   $      -          $18,751
                                                                              ========          =======

Due to a decline in the Company's software revenues, the Company determined during the fourth quarter of fiscal year 1998 that certain previously available tax planning strategies were no longer deemed to be prudent or feasible. This caused the Company to record a full valuation allowance equaling the entire deferred tax asset balances at September 30, 1998 and accordingly, resulted in an increase in income tax expense for the fiscal year ended September 30, 1998.

NOTE 14.  RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair market value. The statement also requires that changes in the derivative's fair market value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning June 15, 1999, with earlier adoption permitted. The Company is currently assessing the impact of this new statement on its consolidated financial position, liquidity, and results of operations.

In June, 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income. SFAS No. 130 is required to be adopted for fiscal years beginning after December 15, 1997. Upon the effective date of the new statement, the Company will make the necessary changes to comply with the provisions of the statement and restate all prior periods presented. The Company does not expect the adoption of the statement to have a material impact on the Company's financial condition or results of operations.

The American Institute of Certified Public Accountants has issued Statement of Position 97-2, "Software Revenue Recognition". SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997 and provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. The Company does not expect the application of the SOP to have a material impact on the Company's financial condition or results of operations.

NOTE 15.  LEASE COMMITMENTS

The Company leases certain facilities and equipment under various operating leases. Future minimum lease commitments on operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of September 30, 1998 are as follows:

1999             $ 2,870
2000               2,092
2001               1,392
2002               1,242
2003               1,242
Thereafter         1,541
                 -------
                 $10,379
                 =======

Rent expense for the fiscal years ended September 30, 1998, 1997 and 1996 was $3,894, $3,655, and $3,370, respectively.


NOTE 16.  CONTINGENCIES

Various lawsuits and claims have been brought against the Company in the normal course of business. Management is of the opinion that the liability, if any, resulting from these claims would not have a material effect on the financial position or results of operations of the Company.

In December 1997, the Company filed a lawsuit against Saadi Abbas and Cambridge Business Solutions (UK) Limited ("CBS") alleging that Mr. Abbas and CBS had injured the Company by interfering with the Company's ability to market and sublicense the LightSpeed Financial Model. The Company obtained a preliminary injunction against Mr. Abbas and CBS halting their actions. Mr. Abbas and CBS filed counterclaims against the Company claiming wrongful dismissal of Abbas and breach of the license agreement. Due to the erosion of the market for the LightSpeed Financial Model, the Company voluntarily dismissed its claims against Mr. Abbas and CBS in the summer of 1998. Mr. Abbas and CBS are continuing to pursue their claims against the Company. At the present point in the litigation, it is impossible to calculate the chances of success in this litigation. However, the Company intends to continue to vigorously defend against the counterclaim. The Company has made provision for its estimated costs to resolve this matter. Management does not believe at this point in the litigation that any additional amounts required to ultimately resolve this matter will have a material effect on the financial position, cash flows, or results of operations of the Company.


NOTE 17.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                               (Unaudited)
                                                                First      Second       Third      Fourth
(In thousands, except per share data)                          Quarter    Quarter     Quarter     Quarter
                                                               -------    --------    --------    --------
1998:
       Net revenues                                            $18,356    $ 15,960    $ 15,631    $ 14,017
       Gross profit                                              4,715       2,426       4,286       4,760
       Net loss                                                 (9,906)    (21,275)    (10,646)    (20,612)
       Net loss per share                                       ($0.83)     ($1.78)     ($0.89)     ($1.72)

1997:
       Net revenues                                            $23,125    $ 24,112    $ 26,929    $ 28,987
       Gross profit                                              9,930      11,882      14,417      15,083
       Net income (loss)                                        (8,270)     (2,436)         89         651
       Net income (loss) per share                              ($0.71)     ($0.21)   $   0.01    $   0.05

Due to a decline in the Company's software revenues, the Company determined during the fourth quarter of fiscal year 1998 that certain previously available tax planning strategies were no longer deemed to be prudent or feasible. This caused the Company to record a full valuation allowance equaling the entire deferred tax asset balances at September 30, 1998 and accordingly, resulted in an increase in income tax expense for the fiscal year ended September 30, 1998.

NOTE 18.  SUBSEQUENT EVENTS

On October 13, 1998, the Company was delisted from the Nasdaq Stock Market. The Common Stock of the Company is currently quoted on the Over-the-Counter Bulletin Board.

On November 24, 1998, the Company and Level 8 Systems, Inc. ("Level 8") announced the pending strategic merger of the Company with Level 8. Level 8 is a leading provider of message queuing and enterprise application integration technologies that allow end-to-end connectivity between heterogeneous platforms across the enterprise. As the first step in this transaction, on December 31, 1998, Level 8 acquired approximately 69% of the outstanding voting stock of the Company from WCAS and its affiliates in exchange for 1,000,000 shares of Level 8 common stock and warrants to purchase an additional 250,000 shares of Level 8 at an exercise price of $12 per Level 8 share. On December 31, 1998, Level 8 acquired 7,130,894 shares of the Company's Common Stock, 2,094,143 shares of the Company's Series A Convertible Preferred Stock, and 1,762,115 shares of the Company's Series B Convertible Preferred Stock (representing approximately 69% of the outstanding voting stock of the Company) and therefore may be deemed to control the Company. In connection with Level 8's purchase of the Company's voting stock from WCAS, WCAS contributed $17 million to the Company and Level 8 provided the Company a $12 million subordinated loan to help pay down the Company's bank debt. Level 8 has also agreed to acquire all of remaining shares of the Company's Common Stock for $0.35 per share in cash as soon as practicable upon completion of required filings and approvals. In addition, Level 8 has agreed to fund the Company's operations, as necessary, through January 15, 2000.

On December 22, 1998, the Company's Revolving Facility was amended. The Revolving Facility now bears interest at the prime rate and terminates on December 31, 2001. The Revolving Facility is automatically renewed for successive additional terms of one year each, unless terminated by either party.

         Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depository, at one of the addresses set forth below:

                               The Depository is:
                    American Stock Transfer and Trust Company




          By Mail:                 By Facsimile Transmission                 By Hand:

 American Stock Transfer and    (for Eligible Institutions Only):  American Stock Transfer and
        Trust Company                    (718) 236-2641                    Trust Company
 40 Wall Street, 46th Floor                                         40 Wall Street, 46th Floor
     New York, NY 10005                                                 New York, NY 10005
                                      Confirm by Telephone:
                                         (718) 921-8200


                                                                     By Overnight Delivery:
                                                                   American Stock Transfer and
                                                                          Trust Company
                                                                   40 Wall Street, 46th Floor
                                                                       New York, NY 10005


         Questions and requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below and will be furnished promptly at the Purchaser's expense. You may also contact you broker, dealer, commercial bank, trust company or other nominee for assistance concerning this Offer.

                     The Information Agent for the Offer is:

                           Beacon Hill Partners, Inc.

                                 90 Broad Street
                               New York, NY 10004
                            (212) 843-8500 (Collect)
                                       or
                           (800) 792-2829 (Toll Free)